ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

[redacted]

Brambles

08001247

29 February 2008

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SEC
Mail Processing
Section

MAR 03 2008

Washington, DC
101

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

R. Gerrard

Robert Gerrard
Group Company Secretary

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

3/13

{CW 00031472}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

SEC
Mail Processing
Section

MAR 03 2008

Washington, DC
101

6 February 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

DON ARGUS RETIRES AS CHAIRMAN OF BRAMBLES
GRAHAM KRAEHE APPOINTED AS NEW CHAIRMAN

Attached is an announcement regarding the above.

Yours faithfully
BRAMBLES LIMITED

R N Gerrard
Company Secretary

{CLV 00031224}

Brambles

DON ARGUS RETIRES AS CHAIRMAN OF BRAMBLES
GRAHAM KRAEHE APPOINTED AS NEW CHAIRMAN

Brambles announced today that Don Argus has retired as both Chairman and a Director of Brambles, effective immediately.

Graham Kraehe, previously Deputy Chairman of Brambles, has replaced Mr Argus as Chairman.

Mr Kraehe said that Mr Argus had made an outstanding contribution to Brambles.

"Don became Chairman of Brambles in September 1999 and has provided strong leadership over the past eight years, through some of the most momentous changes in the company's history," Mr Kraehe said.

"During his tenure, Brambles united the ownership of the CHEP business around the globe to create the world's largest pallet pooling operator. We successfully faced and overcame a number of challenges which followed and have ensured that the group as a whole is now well placed to capitalise on significant growth opportunities in our businesses, CHEP and Recall," Mr Kraehe said.

"More recently, we have simplified our structure and successfully completed both the CEO succession and the implementation of a new management structure to support growth.

"The Board has therefore reluctantly accepted Don's decision to retire due to his other business commitments."

Mr Argus thanked everyone at Brambles for their support and commitment during his tenure as Chairman and wished them all the very best for the years ahead.

"Brambles has a highly talented management team, a growing global footprint and a strong balance sheet," Mr Argus said.

"Brambles is in a position of operational and financial strength and is extremely well placed for the future. I am proud to have been Chairman of Brambles and am confident that, under Graham Kraehe's leadership, the Board has the strength and depth to continue to build on our achievements of recent years. I am confident that Mike Ihlein and his management team are well placed to accelerate growth and seize the considerable opportunities which are available to Brambles."

Appendix – Graham Kraehe's CV

For further information please contact:

Michael Sharp, Vice President Corporate Affairs +61 (0)2 92565255
+61 (0)439 470145 (mobile)

Brambles is globally headquartered in Australia

CURRICULUM VITAE FOR GRAHAM KRAEHE, AO

Mr Kraehe was first appointed to the Brambles Board in August 2001 and was a Director until March 2004, rejoining the Brambles Board in December 2005. He is Chairman of BlueScope Steel, a Director of Djerriwarrh Investments and was appointed to the Reserve Bank of Australia Board in February 2007. He has served on the Boards of News Corporation and National Australia Bank and was a past Chairman of National Australia Bank.

His executive career spanned 30 years as CEO of a number of businesses in the wine and diversified industrial sectors, including CEO of Pacific BBA (now Pacifica) and Southcorp. These businesses were substantial customers of Brambles, in particular for CHEP pallets.

He has served in many business and community roles including National President of the Australian Industry Group and Chairman of the Future Directions Forum.

He has been a long-term advocate of Water Policy and Infrastructure reform.

In 2003 he was made a member of the Order of Australia for services to industry and the environment.

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

6 February 2008

SEC
Mail Processing
Section

MAR 03 2008

Washington, DC
101

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Final Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.3, we attach a Final Director's Interest Notice for Mr D R Argus, detailing his interests in the securities of Brambles Limited on retirement.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{CW 00031235}

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED ("BXB")**
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	D R ARGUS
Date of last notice	25 JUNE 2007
Date that director ceased to be director	6 FEBRUARY 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Alamiste Pty Ltd, as the trustee for the Argus Superannuation Fund, of which D R Argus is a member	BXB - 161,129 ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	
Name of registered holder **(if issued securities)**	
No. and class of securities to which interest relates	

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

SEC
Mail Processing
Section

MAR 03 2008

Washington, DC
101

8 February 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 10,154 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,154
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,972 @ $0.00 per share 432@ $4.74 per share 2,904 @ $6.09 per share 3,846 @ $8.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 February 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,414,662,860	Ordinary fully paid shares

{OWB 00012195}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,443,276	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

{OWB 00012195}

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

{OWB 00012195}

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 February 2008
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

SEC
Mail Processing
Section

MAR 03 2008

Washington, DC
101

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

21 February 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir,

Brambles reports results for the half-year ended 31 December 2007

Attached in accordance with Listing Rule 4.2A is the consolidated financial report for Brambles Limited for the half-year ended 31 December 2007, and the associated media release.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{CLV 00031388}

Brambles delivers 19% growth in operating profit and 25% increase in earnings per share

Highlights for continuing operations:

- **Sales up 13% to US$2.1 billion**
- **Comparable operating profit up 19% to US$501 million**
- **Earnings per share up 25% to 20.9 US cents***
- **Cash flow from operations of US$266 million**
- **Interim dividend of 17.0 Australian cents, an effective increase of 26%**
- **Brambles Value Added up US$41 million to US$248 million**

Six months ended 31 December	2007 US$m	2006 US$m	% change (actual fx rates)	% change (constant currency)
Results before special items				
Continuing operations:				
Sales revenue	**2,110.2**	**1,872.7**	13	6
Comparable operating profit	**500.5**	**421.2**	19	12
Profit after tax	**296.7**	**270.6**	10	3
Basic EPS (US cents)	**20.9**	**16.7**	25	17
Profit after tax - discontinued operations	**-**	**27.7**		
Profit for the period	**296.7**	**298.3**	(1)	(7)
Statutory results (after special items)				
Continuing operations:				
Sales revenue	**2,110.2**	**1,872.7**	13	
Operating profit	**490.7**	**321.1**	53	
Profit after tax	**291.9**	**159.8**	83	
Profit after tax - discontinued operations	**1.8**	**822.8**		
Profit attributable to members of the parent entity	**293.7**	**982.6**	(70)	
Basic EPS (US cents)	**20.7**	**60.6**	(66)	
Interim dividend (Australian cents)**	**17.0**	**		
Cash flow from continuing operations	**265.7**	**311.0**		
Net debt	**2,151.9**	**927.4**		

* Before special items.

** A special dividend was paid to shareholders in October 2006 which included 13.5 Australian cents in lieu of the 2007 interim dividend. The 2008 interim dividend is 10% franked and its record date is 20 March 2008.

Brambles reports 19% increase in comparable operating profit led by strong performance in CHEP

Overview of Results

Strong growth in operating profit and solid sales growth

Brambles today reported a 19% increase in comparable operating profit (12% in constant currency) to US$500.5 million for the six months ended 31 December 2007. Sales rose by 13% (6% in constant currency) to US$2,110.2 million.

The Chief Executive Officer of Brambles, Mike Ihlein, said: "Brambles has delivered another period of strong growth in operating profit. This improvement was led by CHEP, which performed well in all regions, in both sales and profit.

"Overall, CHEP sales were US$1,752.5 million, an increase of 12% (6% in constant currency) and comparable operating profit was US$463.1 million, up by 20% (14% in constant currency)," Mr Ihlein said.

"CHEP Americas delivered a very strong result, with sales rising by 11% (9% in constant currency) and comparable operating profit increasing by 18% (15% in constant currency). In the USA, there was solid demand in the six month period for grocery products, the main business of CHEP's core customers.

"Not only did we continue to grow with our existing customers in the USA, we also won – and are continuing to win – many new customers."

Mr Ihlein said the improved performance of CHEP Europe was encouraging, with pallet issue volumes up by 4% and comparable operating profit increasing by 27% (17% in constant currency). The reported sales growth of 11% (2% in constant currency) reflects the adverse impact of the previously disclosed decision to withdraw from a significant but unprofitable reusable plastic container contract last year.

"During the past six months, the CHEP Europe team signed over 1,000 new customer contracts and this contributed to the improved growth in pallet issue volumes," Mr Ihlein said.

CHEP Rest of World sales rose by 18% (7% in constant currency), with comparable operating profit up 13% (3% in constant currency). Excluding the impact of investment for growth (start-up costs in China and India, as well as new information systems in Australia and New Zealand), profit increased by 9% in constant currency.

Recall increased sales by 16% (8% in constant currency) to US$357.7 million, with good sales growth in all regions. All Recall regions delivered strong improvements in profitability other than North America which was impacted by business restructuring and higher costs, specifically temporary labour, occupancy and fuel. Overall, comparable operating profit was up 11% (1% in constant currency) to US$55.4 million.

Brambles Value Added was up US$41 million to US$248 million, reflecting a steady return on capital invested of 24% and a continued focus on creating value for shareholders.

The continued solid growth in operating profits and effective capital management resulted in a strong 25% increase in earnings per share to 20.9 US cents.

The Board declared an interim dividend of 17.0 Australian cents, an effective increase of 26% (in Australian dollars).

Investment for Growth

Significant investment to drive double digit sales growth in the medium to long term

Investment of up to US$750 million

Mr Ihlein said he was pleased with the sales growth performance over the past six months. He said Brambles would make additional investments of up to US$750 million over the next three years, not including acquisitions, to drive further sales growth.

"These investments will be supported by our continuing solid cash flow, strong balance sheet and substantial undrawn committed facilities," Mr Ihlein said.

"Brambles has extensive organic growth prospects in most of our key markets as well as a number of geographic expansion opportunities.

"Our planned investment of up to an additional US$750 million includes the beverages and food service sectors in the USA, expansion of our business in Germany, Central and Eastern Europe and China and the establishment of a CHEP presence in India. It is anticipated that, once fully realised, these investments will generate annualised sales of approximately US$600 million.

"We will not capture them all overnight, but we are well positioned to achieve our objective of delivering sustainable, double digit revenue growth over the medium to long term.

"There are very significant ways for CHEP to grow profitably and sustainably in these markets and in other, currently untapped, areas. The new operating structure and leadership team and the commitment to provide our people with systems and resources will support the drive for accelerated profitable growth that is already underway."

USA

"Our pursuit of accelerated growth is already bearing fruit," Mr Ihlein said. "We have recently won significant new business in the USA non-carbonated beverage sector, with a major manufacturer converting from 'white wood' to CHEP.

"This is very encouraging and we are keen to develop our relationships with other beverage producers in the USA, across both the alcoholic and non-alcoholic segments.

"We have also had considerable success pursuing opportunities in the food service sector and this business is expected to expand significantly over the next 12 months."

Germany and Central and Eastern Europe

"In Germany, we are making inroads into a market that has been dominated by the existing co-operative exchange pool by successfully communicating the value and benefits of the CHEP model to potential new customers," Mr Ihlein said.

"CHEP already has a very successful business in Germany in display pallets, and we are expanding this opportunity to other European markets where progress is already very encouraging. The existing customer relationships for display pallets provide an important base from which to expand to other pallet sizes.

"We have won business in the important B1208A platform with two significant pan-European grocery manufacturers and we are confident that we shall soon win other major customers as we demonstrate the true supply chain cost of continuing to use 'white wood'. We also recently appointed a country manager for Germany, a newly created position, and further recruitment is underway to support our expansion.

"We have signed contracts with a number of customers in Poland, including in the beverages sector, and further expansion in this country will be supported by the recent appointment of a country manager and the recruitment of additional sales resources."

Asia-Pacific

CHEP continued to develop its new business in China during the six month period, signing contracts with a number of new customers including Tsing Tao Breweries, Nestlé Waters and Asia Pacific Breweries. Opportunities in other new Asian markets are also being pursued aggressively.

"I am pleased to announce today that CHEP will soon commence operating in India, a country that is experiencing rapid growth in both the fast moving consumer goods and automotive sectors," Mr Ihlein said.

"India is a significant long-term opportunity for CHEP and we are very encouraged by the level of interest we have received from companies that already have major relationships with CHEP in other countries. The business will be based in Mumbai and we will shortly be announcing our senior team in India.

"There are significant opportunities in other Asia-Pacific countries and growth in this region will be an important focus for Brambles."

Investment in Quality Initiatives and Innovation

Maintaining a culture of continuous improvement and innovation to support growth

"At Brambles, all things begin with the customer," Mr Ihlein said. "Our customers are dynamic – their requirements change and we need to be flexible.

"Over the next two years, CHEP will invest over US$100 million in a range of operational and capital initiatives focused on both quality improvement and innovation that will confirm our leadership in continuous improvement and cutting edge technology.

"These investments highlight our commitment to meeting the constantly evolving requirements of our existing and prospective customers.

"CHEP USA, for example, is responding to the need from customers for increased levels of automated production and distribution by establishing a team of plant quality representatives located at each service centre that inspects, repairs and re-issues pallets to our customers.

"This is the next step in the quality improvement focus that CHEP USA commenced three years ago with the introduction of Six Sigma and continuous improvement. These methodologies have already been applied successfully to on-time performance and improved customer service. CHEP USA will now apply the same principles to meet the increasing quality requirements of our customers.

"We are also accelerating the implementation of automated digital pallet inspection equipment and expanding our radio frequency identification project for 'track and trace' solutions in containers.

"Later this year, CHEP will launch its Blue Step Pallet, which provides better protection for our customers' products at the same time as reducing damage to our pallets.

"Our ongoing investment in technology and innovation, in consultation with our customers, continues to make an important contribution to our growth."

Capital Management

A balance of investment for growth and capital management

Capital expenditure was US$139.4 million higher than in the prior corresponding period, with currency movements contributing US$27.0 million of the increase.

"We have continued to invest in our business, buying new pallets to support CHEP's growth, with new customers and in new markets, and expanding further our Perfect Plant, Total Pallet Management and Managed Recovery initiatives," Mr Ihlein said.

Cash flow from operations was strong at $US265.7 million. This was US$45.3 million lower than the prior corresponding period due to the increase in capital expenditure and a non-recurring increase in CHEP Europe's working capital as a result of reducing creditors' days to a more sustainable level.

Since the announcement of Unification in November 2005, Brambles has utilised US$3.5 billion in various capital management initiatives, including share buy-backs. This includes the buy-back of 10.7 million shares at a cost of US$111.1 million since November 2007, following approval by shareholders at the 2007 Annual General Meeting. The total number of shares bought back since November 2005 is 326 million.

Outlook

The outlook for Brambles remains positive and the company expects to deliver solid sales and profit growth in 2008

Brambles has performed well in the first half of the 2008 financial year, in a generally weaker global retail environment. The outlook for Brambles remains positive and the company expects to deliver solid sales and profit growth in 2008. Cash flow from operations will be strong, although lower than last year due to our continued investment in new growth opportunities.

CHEP Americas is expected to continue to deliver solid sales growth, underpinned by new customer wins. Profit growth is expected to remain strong, although the investment in Quality Initiatives will result in a lower rate of growth in the second half of the year.

Given the improved sales pipeline, CHEP Europe is expected to deliver higher pallet volume growth for the full year. Sales revenue comparisons with the prior year will remain impacted by the decision to withdraw from an unprofitable RPC contract in 2007. Higher sales and operational efficiencies are expected to benefit profit for the full year, although profit growth in the second half will be impacted by the non-recurrence of the US$13 million profit on sale of the Madrid property disclosed last year.

CHEP Rest of World is expected to continue to deliver a solid rate of growth in both sales and underlying profit. As we continue to invest for profitable growth in this region, reported profit will, however, reflect the impact of continued start-up costs in China and now India, as well as our investment in new information systems in Australia and New Zealand.

Overall, CHEP is expected to continue to perform well. Good progress is being made on new growth opportunities that place the company in an excellent position to accelerate profitable growth in the medium to long term.

Recall is expected to grow sales in the second half, albeit at a lower rate than in the first half reflecting the very strong sales growth rate that was achieved in Recall North America in the second half of last year. Profit growth in Recall is expected to improve in the second half due to the impact of the business restructuring initiatives undertaken in North America, including a strong cost focus.

Brambles will invest in further growth initiatives. In addition, the Company will continue to buy back shares as appropriate opportunities arise. This is intended to deliver an appropriate balance of investment for growth and capital management that will achieve the best returns for shareholders.

Whilst the current uncertainty in the global economy has the potential to affect consumer sentiment, Brambles is well positioned. This is due to the strength of the CHEP business model, its high quality customer base and the expectation that solid demand for grocery products will continue.

Our objective remains to deliver double digit sustainable revenue growth in the medium to long term.

For further information please contact:

Michael Sharp, Vice President, Corporate Affairs +61 2 92565255/ +61 439470145 (mobile)

Brambles is globally headquartered in Australia

A briefing on these results will held in Sydney at 10.00am on 21 February 2008. The briefing will be webcast on the Brambles website, www.brambles.com

Copies of the 2008 interim results have been forwarded to the Financial Services Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility. For further details, please refer to www.fsa.gov.uk

Results by business segment at actual and constant currency exchange rates

Sales	**First half 2008 actual US$m**	First half 2008 at prior year fx rates US$m	First half 2007 actual US$m	% change at constant currency
CHEP	**1,752.5**	1,655.4	1,564.6	6%
Recall	**357.7**	333.4	308.1	8%
Continuing operations	**2,110.2**	1,988.8	1,872.7	6%
Discontinued operations	**-**	-	252.1	
Total	**2,110.2**	1,988.8	2,124.8	
Comparable operating profit				
CHEP	**463.1**	438.0	385.2	14%
Recall	**55.4**	50.5	50.0	1%
Brambles HQ	**(18.0)**	(16.2)	(14.0)	(16%)
Continuing operations	**500.5**	472.3	421.2	12%
Discontinued operations	**-**	-	40.6	
Total	**500.5**	472.3	461.8	
Reconciliation to statutory profit after tax				
Comparable operating profit from continuing operations	**500.5**	472.3	421.2	12%
Net finance costs	**(70.9)**	(70.6)	(8.1)	(772%)
Profit before tax and special items from continuing operations (PBTA)	**429.6**	401.7	413.1	(3%)
Tax expense on PBTA	**(132.9)**	(124.3)	(142.5)	13%
Profit after tax, before special items from continuing operations	**296.7**	277.4	270.6	3%
Special items from continuing operations, after tax	**(4.8)**		(110.8)	
Profit from continuing operations, after tax	**291.9**		159.8	
Profit from discontinued operations, after tax	**1.8**		822.8	
Profit for the period	**293.7**		982.6	
Basic earnings per share, before special items from continuing operations	**20.9**		16.7	
BVA (Brambles Value Added) from continuing operations		248	207	

Results by business segment
at actual and constant currency exchange rates - *continued*

Operating profit [1]	First half 2008 actual US$m	First half 2007 actual US$m	% change at actual currency
CHEP	**463.1**	385.2	20%
Recall	**52.2**	47.8	9%
Brambles HQ	**(24.6)**	(111.9)	
Continuing operations	**490.7**	321.1	53%
Discontinued operations	**2.5**	822.3	
Total	**493.2**	1,143.4	

[1] Operating profit is on a statutory basis and includes special items. Operating profit on a constant currency basis is not presented as the translation of such special items, including the results of business divestments, at the exchange rates applicable in the comparable period would be misleading.

Free cash flow	First half 2008 US$m	First half 2007 US$m
Free cash flow reconciles to statutory cash flow as follows:		
Net cash inflow from operating activities	**496.8**	421.6
Net cash (outflow)/inflow from investing activities	**(387.6)**	1,966.6
Less net cash inflow from disposals and acquisitions	**(6.6)**	(2,270.4)
Free cash flow	**102.6**	117.8

Operational Review

Throughout this section, all amounts quoted in the text are at actual exchange rates. Unless otherwise stated, all comparative trading measures referred to are in constant currency. The underlying constant currency performance is shown in the table on page 7. Definitions are set out in the glossary on page 35.

CHEP

CHEP performed well in all regions and in both sales and profit

	First half 2008 US$m	First half 2007 US$m	% change actual	% change constant currency
Sales revenue	1,752.5	1,564.6	12	6
Comparable operating profit	463.1	385.2	20	14
Profit margin	26%	25%		
Cash flow from operations	262.8	334.8		

CHEP increased sales by 6% to US$1,752.5 million and comparable operating profit by 14% to US$463.1 million. Whilst cash flow from operations was lower, this was due to increased capital expenditure to support growth, particularly in Europe, and a non-recurring increase in working capital related to creditors in Europe.

The Perfect Plant program continued to expand and 33 Perfect Plants are now operating – 16 in Europe and Africa, 16 in the Americas and one in Asia-Pacific. This program draws upon operational expertise across CHEP, as well as Six Sigma and Lean methodologies, to develop world class service centres that achieve operational excellence in cost, pallet quality, on-time delivery, inventory levels and Zero Harm (safety and the environment).

CHEP is also expanding its implementation of Total Pallet Management (TPM), which involves CHEP managing pallet flows at customer sites, both distributors and emitters. TPM benefits both the customer and CHEP, increasing the efficiency of pallet usage and reducing transportation costs. It therefore drives both cost savings and customer satisfaction. Forty per cent of all pallet issues in the USA are now processed at TPM sites. CHEP USA has expanded TPM arrangements to emitter customers and equipment has been installed at 12 sites. CHEP Europe is currently operating 31 Total Equipment Management (TEM) sites, including 21 TPMs at distributor sites, four TPMs at emitter sites and six Total Container Management operations at automotive customers' sites. CHEP Europe is continuing to roll out TEM where there are real benefits for both CHEP and the customer.

In order to have an organisation capability to deliver accelerated growth, Brambles announced on 30 January 2008 the appointment of three new Group Presidents for CHEP's worldwide operations:

- Tom Gorman, until recently President of Ford Australia, has been appointed Group President, CHEP EMEA, covering Europe, the Middle East and Africa. He will join Brambles on 1 March 2008;
- Kevin Shuba, formerly President, CHEP USA, was appointed Group President, CHEP Americas, covering the USA, Canada and Latin America, from 1 February 2008;
- Craig van der Laan, formerly Brambles' Senior Vice President - Legal and Mergers & Acquisitions, was appointed Group President, CHEP Asia-Pacific, covering Australia, New Zealand and Asia, including China, from 1 February 2008.

Each Group President reports to the Chief Executive Officer of Brambles and has full operational responsibility for their regions, supported by Regional and Country Heads.

CHEP Americas

CHEP's performance in the USA, Canada and Latin America was very strong

	First half 2008 US$m	First half 2007 US$m	% change actual	% change constant currency
Sales revenue	771.9	692.8	11	9
Comparable operating profit	225.1	190.9	18	15
Profit margin	29%	28%		
Cash flow from operations	172.1	137.8		

CHEP Americas delivered another very strong result, with sales increasing by 9% to US$771.9 million and comparable operating profit by 15% to US$225.1 million.

In the USA, there was solid demand in the six month period for grocery products, the main business of CHEP's core customers. CHEP USA also continues to grow with its existing customers and to win new customers. CHEP USA won over 200 new accounts in the six month period, contributing to a 6% growth in volume. Both Canada and Latin America performed well, delivering strong growth in both sales and comparable operating profit.

CHEP Americas' plant costs increased marginally, by US$11 million, largely due to investment in a range of Quality Initiatives. CHEP USA, for example, is increasing the number of plant quality representatives located at each service centre that inspects, repairs and re-issue pallets to our customers to support customer requirements for increasing levels of automated production and distribution.

The gross transportation cost ratio (transportation costs as a percentage of sales) was in line with the prior corresponding period.

The control ratio in CHEP USA (the number of pallets returned in the period as a percentage of all pallets issued) improved from 96% in 2007 to 99%, an excellent performance that demonstrates the continuing strength of asset management in CHEP.

CHEP Europe

CHEP Europe's improved performance featured 4% growth in pallet volumes

	First half 2008 US$m	First half 2007 US$m	% change actual	% change constant currency
Sales revenue	741.3	669.8	11	2
Comparable operating profit	168.1	132.7	27	17
Profit margin	23%	20%		
Cash flow from operations	49.2	153.1		

CHEP Europe signed over 1,000 new customer contracts in the six months to 31 December 2007, contributing to an encouraging 4% growth in pallet issue volumes. Comparable operating profit rose by 17% to US$168.1 million.

Despite pallet volume growth of 4%, reported sales were only up by 2%, due to the previously disclosed decision to withdraw from a significant but unprofitable reusable plastic container (RPC) contract last year.

Increased efficiencies made an important contribution to CHEP Europe's improved performance, with transportation costs US$15 million lower than the prior corresponding period, mainly due to the one-off impact of non-recurring additional transport costs in the prior corresponding period arising from the closure of the Brentwood service centre in the UK.

If the impact of the Brentwood closure and the loss of the RPC contract mentioned above are excluded, underlying profit growth for CHEP Europe was 13%, a strong improvement when compared with the growth rates achieved last year.

The improved growth in pallet issue volumes and increased efficiencies were the main drivers of the 3% increase in profit margin.

Managed Recovery offers CHEP's customers greater flexibility as UK retailers expand their use of primary transport, for example Factory Gate Pricing, with their suppliers. This new service offering also improves CHEP's control over its pallets. There are now over 160 manufacturers, producers or growers who have converted to Managed Recovery and the UK's top nine grocery retailers all have Managed Recovery flows into and out of their networks.

CHEP Europe's capital expenditure rose from US$88.5 million to US$193.8 million as new pallets were acquired to support growth and lumber costs increased. Currency translation contributed US$17.0 million to this increase. The European pallet pool has grown by 6 million to 128 million pallets since 30 June 2007 to support growth. This contributed significantly to the $103.9 million lower cash flow from operations. There was also a non-recurring increase in working capital in CHEP Europe as a result of reducing creditors' days to a more sustainable level.

CHEP Europe's control ratio was steady at 94% (95% in 2007), a good performance given the improved growth in pallet issue volumes. This again reflects the continued focus on asset management.

CHEP Rest of World

CHEP Rest of World again delivered solid sales and profit growth

	First half 2008 US$m	First half 2007 US$m	% change actual	% change constant currency
Sales revenue	239.3	202.0	18	7
Comparable operating profit	69.9	61.6	13	3
Profit margin	29%	30%		
Cash flow from operations	41.5	43.9		

CHEP Rest of World sales rose by 7%, with comparable operating profit up by 3%. Excluding the impact of investment for growth (start-up costs in China and India and new information systems in Australia and New Zealand), comparable operating profit increased by 9%.

Cash flow from operations was lower than the prior corresponding period due to increased capital expenditure to support growth, including establishment of the China pallet pool.

CHEP Asia-Pacific announced in November 2007 that it had entered into a six-year service agreement with Australia's leading fresh food retailer Woolworths Limited. The agreement is the largest in the history of CHEP Asia-Pacific, doubling the region's 'fresh' business. It is expected to add approximately US$90 million in aggregate sales over the next six years.

CHEP continued to win new customers in China, for example Tsing Tao Breweries, Nestlé Waters and Asia Pacific Breweries, and announced today that it would soon commence operating in India, a country that is experiencing rapid growth in both the fast moving consumer goods and automotive sectors. CHEP continues to explore other opportunities in Asia.

Recall

All Recall regions delivered good sales growth and all regions except North America delivered strong improvements in profitability

	First half 2008 US$m	First half 2007 US$m	% change actual	% change constant currency
Sales revenue	357.7	308.1	16	8
Comparable operating profit [1]	55.4	50.0	11	1
Profit margin	15%	16%		
Cash flow from operations	37.5	11.5		

[1] A reconciliation to statutory operating profit of US$52.2 million (2007: US$47.8 million) is shown on page 21.

Recall increased sales by 8% to US$357.7 million, with good revenue growth in all regions. Europe sales were up by 11%, Americas by 7% and Rest of World by 8%.

All Recall regions delivered strong improvements in profitability other than North America which was impacted by business restructuring and higher costs, specifically temporary labour, occupancy and fuel. Overall, comparable operating profit was up 1% to US$55.4 million.

Mikael Norin has been appointed President, Recall Americas, with effect from 1 March 2008. He will have responsibility for both North and South America. Mikael has been President, Recall Europe since 2004 and has led the significant turnaround in that Recall region over the past three years.

The extensive use of ABC metrics has been a major contributor to the improvement in performance in CHEP in the last few years. Elton Potts, the President and Chief Operating Officer of Recall, together with his new management team, is implementing a similar approach to metrics in Recall in order to deliver improved results. There will also be a major focus on cost efficiency and business excellence in Recall's North America business over the next 12 months.

Special Items

Special items from continuing operations before tax in the first six months totalled US$9.8 million. This includes exceptional items of US$6.6 million, comprising US$2.2 million of costs associated with restructuring and Unification and US$4.4 million of costs associated with Brambles' response to significant activity on the Brambles share register during the period.

Financial Position

Net debt at 31 December 2007 was US$2,151.9 million, up from US$1,996.9 million at 30 June 2007. The majority of the increase was due to the acquisition of 10.7 million Brambles shares, at a cost of US$111.1 million, through the on-market share buy-back. Committed credit facilities at 31 December 2007 totalled US$4.0 billion and no major refinancing is required before 2010.

Net finance costs were US$70.9 million, compared with US$8.1 million for the prior corresponding period, reflecting higher average debt levels. This reflects the finalisation of the restructuring of Brambles and, in particular, the impact of the Cash Alternative paid in December 2006 as part of Unification (US$1.0 billion) and share buy-backs (US$1.5 billion), which were strongly weighted to the second half of last year.

Additional capital expenditure for growth resulted in cash flow from operations being lower by US$45.3 million at US$265.7 million, including the acquisition of new pallets in CHEP Europe. The movement in working capital was US$20.8 million higher, primarily due a non-recurring increase in CHEP Europe's working capital as a result of reducing creditors' days to a more sustainable level.

Free cash flow remained strong at US$102.6 million. Comparisons with the prior corresponding period are not meaningful, due to the impact of the reorganisation of Brambles and Unification in the prior corresponding period.

Key financial coverage ratios continue to reflect the strong balance sheet, with net debt/EBITDA at 1.5 times (0.7 times for the prior corresponding period) and gearing at 57.6%, in line with 58.4% as at 30 June 2007.

Capital Expenditure

Capital expenditure on property, plant and equipment for the six month period in continuing operations was US$451.8 million, US$139.4 million higher than the prior corresponding period, with currency translation contributing US$27.0 million to the increase.

This was mainly due to the US$105.3 million increase in CHEP Europe's capital expenditure to US$193.8 million, reflecting the purchase of new pallets to support its growth together with the adverse impact of higher lumber costs. CHEP Americas capital expenditure increased only marginally to US$182.2 million and CHEP Rest of World's capital expenditure increased by US$22.2 million to US$52.3 million due to investment in growth, including establishment of the China pallet pool. Recall's capital expenditure was flat at US$23.3 million.

Taxation

Brambles' effective tax rate for the six months was 30.9%, down from 34.5%, due to the benefit of adjustments to deferred tax from lower statutory corporate tax rates in Europe. After adjustment for these deferred tax benefits, the underlying effective tax rate was 32.8%. The full year effective tax rate is expected to be at or below this rate.

Consolidated financial report for the half-year ended 31 December 2007

Index

Directors' Report

The Directors present the interim results of the consolidated entity consisting of Brambles Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2007 (Brambles).

Names of Directors

The names of the Directors of Brambles Limited in office during the half-year and up to the date of this report are as follows:

G J Kraehe AO (Non-executive Chairman)
M E Doherty (Executive Director, CFO) (appointed 1 December 2007)
A G Froggatt (Non-executive Director)
D P Gosnell (Non-executive Director)
M F Ihlein (Executive Director, CEO)
S P Johns (Non-executive Director)
S C H Kay (Non-executive Director)
C L Mayhew (Non-executive Director)
D A Mezzanotte (Executive Director)
D R Argus AO (Non-executive Chairman) (resigned 6 February 2008)
H-O Henkel (Non-executive Director) (resigned 16 November 2007)
J Nasser AO (Non-executive Director) (resigned 14 January 2008)
D J Turner (Non-executive Director) (resigned 16 November 2007)

Review of operations

A review of the operations of Brambles for the half-year ended 31 December 2007 and the results of those operations are covered in the Operational Review on pages 9 to 13.

Auditors' independence declaration

The auditors' independence declaration, as required under Section 307C of the Corporations Act 2001, is set out on page 34 and forms part of this report.

This report is made in accordance with a resolution of the Directors.

S P Johns
Director

M F Ihlein
Chief Executive Officer

Sydney
21 February 2008

Consolidated income statement
for the half-year ended 31 December 2007

	Note	First half 2008			First half 2007		
		Before special items	Special items [1]	Result for the period	Before special items	Special items [1]	Result for the period
		US$ million			US$ million		
Continuing operations							
Sales revenue	4	**2,110.2**	**-**	**2,110.2**	1,872.7	-	1,872.7
Other income	4	**80.9**	**-**	**80.9**	65.4	-	65.4
Operating expenses	4, 5	**(1,693.4)**	**(9.8)**	**(1,703.2)**	(1,518.8)	(100.1)	(1,618.9)
Share of results of joint ventures	12	**2.8**	**-**	**2.8**	1.9	-	1.9
Operating profit		**500.5**	**(9.8)**	**490.7**	421.2	(100.1)	321.1
Finance revenue		**4.1**	**-**	**4.1**	29.6	-	29.6
Finance costs		**(75.0)**	**-**	**(75.0)**	(37.7)	-	(37.7)
Net finance costs		**(70.9)**	**-**	**(70.9)**	(8.1)	-	(8.1)
Profit before tax		**429.6**	**(9.8)**	**419.8**	413.1	(100.1)	313.0
Tax expense		**(132.9)**	**5.0**	**(127.9)**	(142.5)	(10.7)	(153.2)
Profit from continuing operations		**296.7**	**(4.8)**	**291.9**	270.6	(110.8)	159.8
Profit from discontinued operations	6	**-**	**1.8**	**1.8**	27.7	795.1	822.8
Profit for the period attributable to members of the parent entity		**296.7**	**(3.0)**	**293.7**	298.3	684.3	982.6
Earnings per share (cents)	8						
Total							
- Basic				**20.7**			60.6
- Diluted				**20.6**			59.9
Continuing operations							
- Basic				**20.6**			9.9
- Diluted				**20.5**			9.7

The consolidated income statement should be read in conjunction with the accompanying notes.

[1] Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment. Refer to Notes 5 and 6.

Consolidated balance sheet
as at 31 December 2007

	Note	December 2007 US$m	June 2007 US$m
ASSETS			
Current assets			
Cash and cash equivalents		**132.5**	130.4
Trade and other receivables		**814.0**	791.6
Inventories		**36.9**	33.5
Derivative financial instruments		**17.8**	6.7
Other assets		**45.6**	41.1
Total current assets		**1,046.8**	1,003.3
Non-current assets			
Other receivables		**9.1**	9.0
Investments		**24.2**	23.5
Property, plant and equipment		**3,447.0**	3,219.9
Goodwill		**607.1**	606.1
Intangible assets		**150.6**	150.3
Deferred tax assets		**9.3**	3.1
Derivative financial instruments		**1.3**	1.9
Other assets		**1.5**	0.3
Total non-current assets		**4,250.1**	4,014.1
Total assets		**5,296.9**	5,017.4
LIABILITIES			
Current liabilities			
Trade and other payables		**732.9**	806.0
Borrowings		**79.7**	64.3
Derivative financial instruments		**5.2**	0.5
Tax payable		**91.3**	74.7
Provisions		**86.5**	111.9
Total current liabilities		**995.6**	1,057.4
Non-current liabilities			
Borrowings		**2,204.7**	2,063.0
Derivative financial instruments		**4.9**	-
Provisions		**42.0**	45.7
Retirement benefit obligations		**27.1**	29.6
Deferred tax liabilities		**425.2**	389.8
Other liabilities		**10.7**	9.2
Total non-current liabilities		**2,714.6**	2,537.3
Total liabilities		**3,710.2**	3,594.7
Net assets		**1,586.7**	1,422.7
EQUITY			
Contributed equity	10	**14,010.6**	14,062.8
Unification reserve	7	**(15,385.8)**	(15,385.8)
Other reserves		**624.5**	504.3
Retained earnings		**2,337.1**	2,241.1
Parent entity interest		**1,586.4**	1,422.4
Minority interest		**0.3**	0.3
Total equity		**1,586.7**	1,422.7

The consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of recognised income and expense
for the half-year ended 31 December 2007

	Note	First half 2008 US$m	First half 2007 US$m
Actuarial gains on defined benefit pension plans		**1.8**	1.9
Exchange differences on translation of:			
- Foreign operations		**125.5**	98.5
- Entities disposed taken to profit		**-**	2.9
Cash flow hedges:			
- Losses taken to equity		**(5.4)**	(1.0)
- Transferred to profit or loss		**(1.3)**	(2.6)
Income tax:			
- On items taken directly to or transferred directly from equity		**2.2**	(1.9)
- On items transferred to profit or loss		**0.4**	1.0
Net income recognised directly in equity		**123.2**	98.8
Profit for the period		**293.7**	982.6
Total recognised income and expense for the period attributable to members of the parent entity		**416.9**	1,081.4
Adjustment to opening retained earnings for AASB 117: Leases	11	**(2.5)**	-

The consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes.

Consolidated cash flow statement
for the half-year ended 31 December 2007

	Note	First half 2008 US$m	First half 2007 US$m
Cash flows from operating activities			
Receipts from customers		**2,400.7**	2,417.6
Payments to suppliers and employees		**(1,760.5)**	(1,865.8)
Cash generated from operations		**640.2**	551.8
Dividends received from joint ventures and associates		**3.5**	5.4
Interest received		**3.9**	29.7
Interest paid		**(64.8)**	(35.2)
Income taxes paid on operating activities		**(86.0)**	(130.1)
Net cash inflow from operating activities		**496.8**	421.6
Cash flows from investing activities			
Proceeds from disposal of businesses		**7.2**	2,402.3
Income tax paid on disposal of businesses		**-**	(118.8)
Acquisition of subsidiaries, net of cash acquired		**(0.6)**	(13.1)
Disposals of other investments		**-**	0.1
Purchases of property, plant and equipment		**(451.8)**	(334.0)
Proceeds from sale of property, plant and equipment		**65.1**	38.2
Purchases of intangible assets		**(7.5)**	(9.3)
Loan outflows with joint ventures and associates		**-**	(0.4)
Loan inflows with joint ventures and associates		**-**	1.6
Net cash (outflow)/inflow from investing activities		**(387.6)**	1,966.6
Cash flows from financing activities			
Proceeds from borrowings		**356.4**	759.0
Repayments of borrowings		**(221.3)**	(1,372.2)
Net inflow/(outflow) from option costs and hedge borrowings		**51.7**	(19.9)
Proceeds from issue of ordinary shares		**36.4**	68.8
Buy-back of ordinary shares		**(111.1)**	(157.8)
Cash Alternative at Unification		**-**	(950.3)
Dividends paid to Brambles' shareholders	9	**(221.4)**	(604.0)
Net cash used in financing activities		**(109.3)**	(2,276.4)
Net (decrease)/increase in cash and cash equivalents		**(0.1)**	111.8
Cash and deposits, net of overdrafts, at beginning of the period		**126.9**	129.4
Effect of exchange rate changes		**1.3**	44.5
Cash and deposits, net of overdrafts, at end of the period		**128.1**	285.7

The consolidated cash flow statement should be read in conjunction with the accompanying notes.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2007

Note 1. Basis of preparation

These financial statements present the consolidated results of Brambles Limited (ACN 118 896 021) and its subsidiaries (Brambles or the Group) for the half-year ended 31 December 2007.

These consolidated financial statements, which have been prepared in accordance with AASB 134: Interim Financial Reporting, are a general purpose financial report.

The interim consolidated financial statements comply with International Financial Reporting Standards (IFRS) and have been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS) and the requirements of the Corporations Act 2001. They comply with applicable accounting standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Urgent Issues Group (UIG).

These interim consolidated financial statements do not include all of the notes that would normally be included in an annual financial report. The interim consolidated financial statements should be read in conjunction with the Brambles Annual Report for the year ended 30 June 2007 and any public announcements made by Brambles during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act.

Note 2. Significant accounting policies

a) Significant accounting policies

The interim consolidated financial statements and all comparatives have been prepared using consistent accounting policies, as set out in the Brambles Annual Report for the year ended 30 June 2007.

b) Foreign currency

The principal exchange rates affecting Brambles were:

		US$:A$	US$:euro	US$:£
Average	First half 2008	0.8719	1.4245	2.0358
	First half 2007	0.7695	1.2977	1.9250
Period end	31 December 2007	0.8763	1.4593	1.9862
	30 June 2007	0.8519	1.3580	2.0116

c) Rounding of amounts

As Brambles Limited is a company of a kind referred to in ASIC Class Order 98/0100, relevant amounts in the financial statements and Directors' Report have been rounded to the nearest hundred thousand US dollars or, in certain cases, to the nearest thousand US dollars.

References to 2008 and 2007 are to the financial years ending on 30 June 2008 and 30 June 2007 respectively.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2007 - *continued*

Note 3. Business segment analysis

Brambles' continuing business segments are CHEP (pallet and container pooling) and Recall (information management). Discontinued operations primarily comprises the Cleanaway UK and Asian businesses (waste management), which were divested in 2007.

Intersegment revenue during the period was immaterial.

	Total revenue		Sales revenue	
	First half 2008 US$m	First half 2007 US$m	**First half 2008 US$m**	First half 2007 US$m
By business segment				
CHEP	**1,832.8**	1,627.7	**1,752.5**	1,564.6
Recall	**358.3**	310.4	**357.7**	308.1
Continuing operations	**2,191.1**	1,938.1	**2,110.2**	1,872.7
Discontinued operations	**-**	252.1	**-**	252.1
Total	**2,191.1**	2,190.2	**2,110.2**	2,124.8
By geographic origin				
Europe	**844.5**	752.9	**834.5**	747.0
Americas	**997.4**	891.6	**934.2**	839.4
Australia/New Zealand	**277.4**	235.2	**273.2**	229.7
Rest of World	**71.8**	58.4	**68.3**	56.6
Total - continuing operations	**2,191.1**	1,938.1	**2,110.2**	1,872.7
Discontinued operations	**-**	252.1	**-**	252.1
Total	**2,191.1**	2,190.2	**2,110.2**	2,124.8

	Operating profit [1]		Comparable operating profit [2]		Special items, before tax	
	First half 2008 US$m	First half 2007 US$m	**First half 2008 US$m**	First half 2007 US$m	**First half 2008 US$m**	First half 2007 US$m
By business segment						
CHEP	**463.1**	385.2	**463.1**	385.2	**-**	-
Recall	**52.2**	47.8	**55.4**	50.0	**(3.2)**	(2.2)
Brambles HQ	**(24.6)**	(111.9)	**(18.0)**	(14.0)	**(6.6)**	(97.9)
Continuing operations	**490.7**	321.1	**500.5**	421.2	**(9.8)**	(100.1)
Discontinued operations	**2.5**	822.3	**-**	40.6	**2.5**	781.7
Total	**493.2**	1,143.4	**500.5**	461.8	**(7.3)**	681.6

[1] Operating profit is segment revenue less segment expense and excludes net finance costs.

[2] Comparable operating profit is profit before special items, finance costs and tax which the Directors consider to be a useful measure of underlying business performance. The difference between comparable operating profit and operating profit in the segment report is due to special items.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2007 - *continued*

Note 3. Business segment analysis - *continued*

	Capital expenditure (including acquisitions)		Depreciation and amortisation	
	First half 2008 US$m	First half 2007 US$m	**First half 2008 US$m**	First half 2007 US$m
By business segment				
CHEP	**408.5**	294.7	**198.7**	179.5
Recall	**27.3**	32.5	**23.6**	19.5
Brambles HQ	**0.1**	0.4	**0.3**	0.4
Continuing operations	**435.9**	327.6	**222.6**	199.4
Discontinued operations	**-**	24.7	**-**	-
Total	**435.9**	352.3	**222.6**	199.4
By geographic origin				
Europe	**187.4**	93.6		
Americas	**187.9**	192.5		
Australia/New Zealand	**31.0**	28.0		
Rest of World	**29.6**	13.5		
Total - continuing operations	**435.9**	327.6		
Discontinued operations	**-**	24.7		
Total	**435.9**	352.3		

	Segment assets		Segment liabilities	
	December 2007 US$m	June 2007 US$m	**December 2007 US$m**	June 2007 US$m
By business segment				
CHEP	**4,053.2**	3,810.0	**659.1**	715.8
Recall	**1,044.0**	1,022.8	**145.8**	151.4
Brambles HQ	**29.0**	20.2	**104.4**	135.7
Continuing operations	**5,126.2**	4,853.0	**909.3**	1,002.9
Discontinued operations	**-**	-	**-**	-
Segment assets and liabilities	**5,126.2**	4,853.0	**909.3**	1,002.9
Cash and borrowings	**132.5**	130.4	**2,284.4**	2,127.3
Current tax balances	**4.7**	7.4	**91.3**	74.7
Deferred tax balances	**9.3**	3.1	**425.2**	389.8
Equity-accounted investments	**24.2**	23.5	**-**	-
Total assets and liabilities	**5,296.9**	5,017.4	**3,710.2**	3,594.7
Segment assets by geographic origin				
Europe	**2,157.3**	1,974.3		
Americas	**2,180.5**	2,128.5		
Australia/New Zealand	**634.4**	622.8		
Rest of World	**154.0**	127.4		
Total	**5,126.2**	4,853.0		

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2007 - *continued*

Note 4. Profit from ordinary activities - continuing operations

	First half 2008 US$m	First half 2007 US$m
a) Revenue and other income - continuing operations		
Sales revenue	**2,110.2**	1,872.7
Net gains on disposals of property, plant and equipment	**16.6**	8.7
Other operating income	**64.3**	56.7
Other income	**80.9**	65.4
Total revenue	**2,191.1**	1,938.1
b) Operating expenses - continuing operations		
Employment costs	**386.3**	357.1
Service suppliers:		
- Transport	**377.1**	346.9
- Repairs and maintenance	**136.8**	121.4
- Subcontractors and other service suppliers	**243.7**	270.1
Raw materials and consumables	**93.9**	86.1
Occupancy	**102.9**	85.1
Depreciation of property, plant and equipment	**201.0**	179.5
Irrecoverable pooling equipment provision expense	**44.7**	50.5
Amortisation:		
- Software	**17.0**	16.5
- Acquired intangible assets (other than software)	**3.2**	2.2
- Deferred expenditure	**1.4**	1.2
Other	**95.2**	102.3
	1,703.2	1,618.9
c) Net foreign exchange gains and losses - continuing operations		
Net losses included in operating profit	**-**	(0.3)
Net losses included in net finance costs	**(7.6)**	(4.1)
	(7.6)	(4.4)

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2007 *- continued*

Note 5. Special items - continuing operations

Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment. Such items are likely to include, but are not restricted to, gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring, and impairment charges on tangible or intangible assets. The Directors consider that this presentation best assists the users of Brambles' financial statements in their understanding of the underlying business results.

		First half 2008 US$m	
	Before tax	**Tax**	**After tax**
Amortisation of acquired intangible assets (other than software)	**(3.2)**	**0.3**	**(2.9)**
Exceptional items:			
- Restructuring and Unification costs [1]	**(2.2)**	**4.5**	**2.3**
- Adviser costs – share register activity [2]	**(4.4)**	**0.2**	**(4.2)**
Special items from continuing operations	**(9.8)**	**5.0**	**(4.8)**

		First half 2007 US$m	
	Before tax	Tax	After tax
Amortisation of acquired intangible assets (other than software)	(2.2)	0.3	(1.9)
Exceptional items:			
- Stamp duty on Unification [3]	(28.8)	-	(28.8)
- Restructuring and Unification costs [3] [4]	(69.1)	(11.0)	(80.1)
Special items from continuing operations	(100.1)	(10.7)	(110.8)

1 During first half 2008, Brambles incurred further employment-related costs of US$2.2 million in connection with the restructuring. A net tax benefit of US$3.9 million on restructuring and Unification costs incurred in 2007 was also recognised.

2 As a consequence of the share register activity first disclosed to the Australian Stock Exchange on 8 August 2007, Brambles incurred advisers' fees of US$4.4 million during first half 2008.

3 During first half 2007, Brambles incurred UK stamp duty of US$28.8 million on Unification. Brambles also incurred advisers' fees (US$47.8 million) and employment-related and office closure costs (US$21.3 million) totalling US$69.1 million in connection with the restructuring and Unification.

4 During first half 2007, tax on exceptional items included a tax charge of US$12.7 million arising on restructuring. Refer Note 6 for details of restructuring costs incurred within discontinued operations.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2007 *- continued*

Note 6. Discontinued operations

a) Description

The divestments of Cleanaway UK and Cleanaway Asia were recognised in first half 2007, which concluded the divestment program announced in November 2005. These businesses are presented as discontinued operations in this financial report.

b) Income statement and cash flow information - discontinued operations

	First half 2008 US$m	First half 2007 US$m
Total revenue	-	252.1
Operating expenses	-	(211.5)
Profit before tax and special items	-	40.6
Special items	**2.5**	781.7
Profit before tax from discontinued operations	**2.5**	822.3
Tax (expense)/benefit:		
- On profit before tax and special items	-	(12.9)
- On special items	**(0.7)**	13.4
Total tax (expense)/benefit from discontinued operations	**(0.7)**	0.5
Profit for the period from discontinued operations	**1.8**	822.8
Net cash (outflow)/inflow from ordinary activities	**(3.2)**	37.9
Net cash outflow from investing activities	-	(20.7)
Net cash outflow from financing activities	-	(0.5)
Net (decrease)/increase in cash from discontinued operations	**(3.2)**	16.7

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2007 - *continued*

Note 6. Discontinued operations - *continued*

c) Special items - discontinued operations

	First half 2008 US$m		
	Before tax	**Tax**	**After tax**
Exceptional items:			
- Gain recognised on completed disposals [1]	**2.5**	**(0.7)**	**1.8**
Special items from discontinued operations	**2.5**	**(0.7)**	**1.8**

	First half 2007 US$m		
	Before tax	Tax	After tax
Exceptional items:			
- Gain recognised on completed disposals:			
- Cleanaway UK [2]	769.6	1.2	770.8
- Cleanaway Asia [3]	14.4	-	14.4
- Other [1]	0.7	12.2	12.9
- Restructuring and Unification costs [4]	(3.0)	-	(3.0)
Special items from discontinued operations	781.7	13.4	795.1

[1] In first half 2008, net favourable provision adjustments of US$2.5 million (US$1.8 million after tax) were recognised in respect of divestments completed in 2007 and prior years. In first half 2007, net favourable provision adjustments of US$0.7 million (US$12.9 million after tax) were recognised.

[2] In first half 2007, Brambles completed the sale of Cleanaway UK and received proceeds of US$1,109.0 million. The pre-tax profit on sale was US$788.6 million, of which US$769.6 million (US$770.8 million after tax) was recognised in first half 2007. Allowing for costs incurred in second half 2006 of US$11.2 million, the total profit on sale was US$777.4 million (US$778.9 million after tax).

[3] In first half 2007, Brambles recognised a gain of US$14.4 million (US$14.4 million after tax) on the sale of Cleanaway Asia for proceeds of US$31.6 million. A charge of US$2.1 million (US$1.0 million after tax) was recognised in second half 2007. The divestment program to sell Cleanaway Asia commenced in 2006 during which a loss of US$25.0 million was recognised to reduce the carrying amount of the disposed assets to estimated fair value less cost to sell. Overall, the net loss on sale was US$12.7 million (US$13.8 million after tax).

[4] In first half 2007, further amounts of US$3.0 million (US$3.0 million after tax) were incurred in respect of redundancies, office closure and expenses associated with Brambles Industrial Services headquarters which were closed during 2007.

Note 7. Business combination

a) Brambles Limited

On 4 December 2006, Brambles completed Unification of the dual-listed companies structure (DLC structure). Unification has been accounted for as a reverse acquisition whereby for financial reporting purposes Brambles Limited has been treated as being acquired by the existing Brambles consolidated group which comprised Brambles Industries Limited (BIL), Brambles Industries plc (BIP) and controlled entities. Brambles Limited had a net asset deficiency of A$10.2 million at the date of the reverse acquisition.

Brambles Limited was incorporated on 21 March 2006 with a share capital of A$2 and had no trading activity until 4 December 2006 when it became the legal parent company of BIL and BIP on Unification.

On Unification Brambles Limited issued shares on a one-for-one basis to those BIL and BIP shareholders who did not elect to participate in the Cash Alternative. The Unification reserve of US$15,385.8 million represents the difference between the Brambles Limited share capital measured at fair value on 4 December 2006, and the carrying value of BIL and BIP share capital at that date.

b) Acquisitions

There were a number of minor acquisitions in first half 2008 and first half 2007, the impacts of which were immaterial in aggregate.

Note 8. Earnings per share

	First half 2008 US cents	First half 2007 US cents
Earnings per share		
- Basic	**20.7**	60.6
- Diluted	**20.6**	59.9
- Basic, before special items	**20.9**	18.4
From continuing operations		
- Basic	**20.6**	9.9
- Diluted	**20.5**	9.7
- Basic, before special items	**20.9**	16.7
From discontinued operations		
- Basic	**0.1**	50.7
- Diluted	**0.1**	50.2
- Basic, before special items	**-**	1.7

	First half 2008 million	First half 2007 million
Weighted average number of shares used as the denominator:		
Weighted average number of ordinary shares outstanding during the period used in the calculation of basic earnings per share	**1,417.1**	1,620.7
Adjustment for share options and performance share rights	**10.6**	18.7
Weighted average number of ordinary shares outstanding during the period used in the calculation of diluted earnings per share	**1,427.7**	1,639.4

Options granted under the employee option plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2007 - *continued*

Note 9. Dividends

a) Dividends paid

	Final 2007
Brambles Limited	
Dividend per share (in Australian cents)	17.0
Franked amount at 30% tax (in Australian cents)	3.4
Cost (in US$ million)	221.4
Payment date	11 October 2007

	Special[1] 2006	Final 2006
Brambles Industries Limited		
Dividend per share (in Australian cents)	34.5	13.5
Franked amount at 30% tax (in Australian cents)	34.5	13.5
Cost (in US$ million)	256.0	100.2
Payment date	12 October 2006	12 October 2006

	Special[1] 2006	Second interim 2006
Brambles Industries plc		
Dividend per share (in pence)	13.918	5.446
Cost (in US$ million)	178.1	69.7
Payment date	12 October 2006	12 October 2006

1 The special dividend paid on 12 October 2006 included 13.5 Australian cents (5.446 pence) in lieu of the 2007 interim dividend that would normally have been paid in April 2007; and 21.0 Australian cents (8.472 pence) in recognition of the success of the divestment program. Consequently, Brambles Limited did not declare a 2007 interim dividend.

b) Dividend declared after reporting date

	Interim 2008
Brambles Limited	
Dividend per share (in Australian cents)	17.0
Franked amount at 30% tax (in Australian cents)	1.7
Cost (in US$ million)	219.2
Dividend record date	20 March 2008
Payment date	10 April 2008

As this dividend had not been declared at the reporting date, it is not reflected in the financial statements.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2007 *- continued*

Note 10. Issued and quoted securities

	Options	Ordinary securities	
Brambles Limited	**Number**	**Number**	**US$m**
At 1 July 2007	22,630,260	1,415,485,064	14,062.8
Issued during the period	2,333,776	9,430,872	47.6
Exercised during the period	(9,735,599)	-	-
Lapsed during the period	(3,203,238)	-	-
Shares purchased on-market and cancelled	-	(10,718,521)	(99.8)
At 31 December 2007	12,025,199	1,414,197,415	14,010.6

Note 11. Changes in equity

	First half 2008 US$m	First half 2007 US$m
Total equity at 1 July	1,422.7	2,953.0
Adjustment to opening retained earnings for AASB 117: Leases [1]	(2.5)	-
Total restated equity as at 1 July	1,420.2	2,953.0
Total recognised income and expense for the period	416.9	1,081.4
Long term incentive plan:		
- Performance shares to be issued	7.2	8.7
- Shares issued	(11.1)	(16.0)
- Income tax	2.7	3.5
Transactions with equity holders in their capacity as equity holders:		
- Dividends paid	(197.0)	(588.5)
- Issues of ordinary shares, net of transaction costs	47.6	84.8
- Shares purchased on-market and cancelled	(99.8)	(157.8)
- Cash Alternative at Unification	-	(950.3)
Minority interest:		
- On disposal of subsidiaries	-	(3.5)
Total equity at 31 December	1,586.7	2,415.3

[1] Upon transition to AIFRS on 1 July 2005, an adjustment was made to comply with AASB 117: Leases, which requires operating leases with a fixed rental increase to be amortised on a straight line basis over the life of the lease. Upon completion of a review of leases during first half 2008, a further adjustment for fixed rental increases has been made to increase other liabilities by US$4.1 million, increase deferred tax assets by US$1.6 million and decrease opening retained earnings by US$2.5 million. The impact on profit for first half 2007 was not material and therefore prior year comparatives have not been amended.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2007 *- continued*

Note 12. Equity-accounted investments

a) Joint ventures

Brambles has investments in the following joint ventures, all of which are unlisted jointly controlled entities, which are accounted for using the equity method.

Name (and nature of business)	Place of incorporation	% interest held at reporting date December 2007	December 2006
CISCO - Total Information Management Pte. Limited (Information management)	Singapore	**49%**	49%
General de Archivo Y Deposito, SA (Document management services)	Spain	**49%**	49%
Recall Becker GmbH & Co. KG (Document management services)	Germany	**50%**	50%

b) Share of results of joint ventures - continuing operations

	First half 2008 US$m	First half 2007 US$m
Continuing operations		
Profit from ordinary activities before tax	**3.3**	2.3
Income tax on ordinary activities	**(0.5)**	(0.4)
Profit for the period	**2.8**	1.9

Note 13. Net tangible asset backing

	First half 2008 US cents	First half 2007 US cents
Net tangible assets backing based on 1,414.2 million shares (First half 2007: 1,537.7 million shares)	**58.6**	109.5

Net tangible assets backing per share is calculated by dividing total equity attributable to the members of the parent entity, less goodwill and intangible assets, by the number of shares on issue at period end.

Note 14. Contingent liabilities

There have been no material changes in Brambles' contingent liabilities as set out in the 2007 Annual Report.

Note 15. Events after balance sheet date

Other than those outlined in the Directors' Report or elsewhere in this half-year release, there have been no events that have occurred subsequent to 31 December 2007 that have had a material impact on Brambles' financial performance or position.

Directors' declaration

In the opinion of the Directors of Brambles Limited:

(a) the financial statements and notes set out on pages 16 to 30 are in accordance with the Australian Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the financial position of Brambles as at 31 December 2007 and of its performance for the half-year ended on that date;

(b) there are reasonable grounds to believe that Brambles Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

S P Johns
Director

M F Ihlein
Chief Executive Officer

21 February 2008

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

INDEPENDENT AUDITORS' REVIEW REPORT

to the members of Brambles Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Brambles Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Brambles Limited Group (the consolidated entity). The consolidated entity comprises both Brambles Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditors of Brambles Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Liability limited by a scheme approved under Professional Standards Legislation

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Brambles Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*

PricewaterhouseCoopers

M G Johnson
Partner

Sydney
21 February 2008

M K Graham
Partner

Sydney
21 February 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

Auditors' Independence Declaration

As lead auditor for the review of Brambles Limited for the half-year ended 31 December 2007, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Brambles Limited and the entities it controlled during the period.

M G Johnson

Partner
PricewaterhouseCoopers

Sydney
21 February 2008

Liability limited by a scheme approved under Professional Standards Legislation

Glossary

Average capital invested
This is calculated as a 12 month average of net assets before tax balances, cash and borrowings but after adding back accumulated pre-tax special items (excluding those associated with the restructuring, Unification and divestment program). Semi-annual average capital invested is calculated as a 6 month average.

Brambles HQ
Previously, Corporate.

Brambles Value Added (BVA)
Brambles Value Added (BVA) represents the value generated over and above the cost of the capital used to generate that value. BVA is denominated in US dollars using Brambles' results. It is calculated as comparable operating profit (COP) less (average capital invested (ACI), at fixed June 2007 exchange rates, multiplied by Brambles' weighted average pre-tax cost of capital (WACC)).
BVA = COP - (ACI x WACC).

Capital expenditure
In the commentary, capital expenditure is presented on a cash basis whereas in Note 3, it is presented on an accruals basis. Unless otherwise stated, it excludes intangible assets, investments in associates and equity acquisitions and is shown gross of any fixed asset disposals proceeds.

Cash flow from operations
Cash flow generated after net capital expenditure and before special items.

Comparable operating profit
Comparable operating profit is profit before special items, finance costs and tax, which the Directors consider to be a useful measure of underlying business performance.

Constant currency
In the commentary, comparative trading measures have been presented in constant currency, by translating both current and comparable period results into US dollars at the actual monthly exchange rates applicable for the comparable period so as to show relative performance between the periods before the translation impact of currency fluctuations.

In the statutory financial statements, foreign currency results have been translated at the applicable actual monthly exchange rates ruling in each period.

Continuing operations
Continuing operations refers to CHEP, Recall and Brambles HQ.

Free cash flow
Free cash flow is cash flow generated by the business after net capital expenditure, finance costs and tax but excluding the net cost of acquisitions and proceeds from business disposals.

Gearing
Net debt + net debt & equity.

Special items
Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment.

Unification
Unification refers to the acquisition by Brambles Limited of all Brambles Industries Limited and Brambles Industries plc shares under separate schemes of arrangement on 4 December 2006.

Background information

US$ million
Actual fx rates

	1H08	1H07	2H07	FY07
Sales				
CHEP Americas	771.9	692.8	736.9	1,429.7
CHEP Europe	741.3	669.8	703.0	1,372.8
CHEP Rest of World	239.3	202.0	213.9	415.9
CHEP	1,752.5	1,564.6	1,653.8	3,218.4
Recall	357.7	308.1	342.3	650.4
Total Brambles	2,110.2	1,872.7	1,996.1	3,868.8
Comparable operating profit				
CHEP Americas	225.1	190.9	226.0	416.9
CHEP Europe	168.1	132.7	167.9	300.6
CHEP Rest of World	69.9	61.6	66.1	127.7
CHEP	463.1	385.2	460.0	845.2
Recall	55.4	50.0	68.5	118.5
Total Brambles (including HQ)	500.5	421.2	511.6	932.8
Profit margin				
CHEP Americas	29%	28%	31%	29%
CHEP Europe	23%	20%	24%	22%
CHEP Rest of World	29%	30%	31%	31%
CHEP	26%	25%	28%	26%
Recall	15%	16%	20%	18%
Total Brambles (including HQ)	24%	22%	26%	24%
Average capital invested				
CHEP Americas	1,438.7	1,317.8	1,377.2	1,347.5
CHEP Europe	1,450.9	1,299.9	1,319.1	1,309.5
CHEP Rest of World	369.5	315.2	333.2	324.2
CHEP	3,259.1	2,932.9	3,029.5	2,981.2
Recall	967.8	860.2	917.4	888.8
Total Brambles (including HQ)	4,133.1	3,728.2	3,865.1	3,796.6
ROCI (annualised)				
CHEP Americas	31%	29%	33%	31%
CHEP Europe	23%	20%	25%	23%
CHEP Rest of World	38%	39%	40%	39%
CHEP	28%	26%	30%	28%
Recall	11%	12%	15%	13%
Total Brambles (including HQ)	24%	23%	26%	25%

Background information - *continued*

US$ million
Actual fx rates

	1H08	1H07	2H07	FY07
Cash flow from operations				
CHEP Americas	172.1	137.8	185.1	322.9
CHEP Europe	49.2	153.1	188.8	341.9
CHEP Rest of World	41.5	43.9	71.7	115.6
CHEP	262.8	334.8	445.6	780.4
Recall	37.5	11.5	74.9	86.4
Total Brambles (including HQ)	265.7	311.0	527.3	838.3
Capital expenditure on property, plant & equipment (cash basis)				
CHEP Americas	182.2	170.3	144.8	315.1
CHEP Europe	193.8	88.5	127.7	216.2
CHEP Rest of World	52.3	30.1	34.2	64.3
CHEP	428.3	288.9	306.7	595.6
Recall	23.3	23.4	29.2	52.6
Total Brambles (including HQ)	451.8	312.4	336.1	648.5
Depreciation of property, plant & equipment				
CHEP Americas	77.6	72.8	74.2	147.0
CHEP Europe	81.5	71.9	71.7	143.6
CHEP Rest of World	25.2	20.5	22.2	42.7
CHEP	184.3	165.2	168.1	333.3
Recall	16.6	14.1	14.5	28.6
Total Brambles (including HQ)	201.0	179.5	182.7	362.2
Capex/depreciation				
CHEP Americas	2.3x	2.3x	2.0x	2.1x
CHEP Europe	2.4x	1.2x	1.8x	1.5x
CHEP Rest of World	2.1x	1.5x	1.5x	1.5x
CHEP	2.3x	1.7x	1.8x	1.8x
Recall	1.4x	1.7x	2.0x	1.8x
Total Brambles (including HQ)	2.2x	1.7x	1.8x	1.8x
Pallet numbers (million)				
CHEP Americas	100	96		100
CHEP Europe	128	121		122
CHEP Rest of World	21	21		20
CHEP	249	238		242

SEC
Mail Processing
Section

MAR 03 2008

Washington, DC
101

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

21 February 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir,

Analyst Briefing - Slide presentation on results for the half-year ended 31 December 2007

Attached are copies of slides to be presented by Brambles' Chief Executive Officer, Mr Michael Ihlein, and Chief Financial Officer, Ms Liz Doherty, at an analyst briefing to be held in Sydney later today.

The slides and webcast of the briefing will be available on the Brambles website at www.brambles.com.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{CLV 00031389}

Brambles





2008 Interim Results

21 February 2008

2008 Interim Results

Mike Ihlein

Chief Executive Officer

Brambles

Successful Half With Progress On Growth

- Solid Sales growth, strong growth in Operating Profit and EPS
- Good performance from CHEP – led by organic volume growth
- All regions in Recall doing well except North America
- Encouraging progress on new growth for CHEP
  - Germany
  - Poland
  - US beverages and food service
  - India expansion
- Plan to invest up to $750 million over next 3 years in new growth

Brambles

Successful Half With Progress On Growth

- Major focus on ease of doing business with customers
  - Simplified invoicing
  - Single fee (still underpinned by ABPA)
  - Electronic invoicing and movement declaration
  - On-line account reconciliation
- Quality and Innovation investment by CHEP USA
  - Meet increasing customer requirements for automation
  - >$100m over 2 years (capex and operating cost)
- New team in place

Brambles

Results Confirm Strong Foundations for Growth

Sales	Operating profit	Profit margin	EPS
↑13%	↑19%	24%	↑25%
(6% constant)	(12% constant)	(+2pp)	(17% constant)

- Sales up 13% to US$2.1 billion
  - Record first half sales for all CHEP regions and Recall
- Comparable operating profit up 19% to US$501 million
- EPS up 25% to 20.9 US cents
- BVA up US$41 million to US$248 million
- Interim dividend of 17.0 Australian cents, effective increase of 26%

CHEP Americas – Volume Growth Continues

Pallet Volume	Sales	Operating profit	Profit margin
↑ 6%	↑11%	↑18%	29%
(USA↑ 6%)	(9% constant)	(15% constant)	(+1pp)

- Strong volume growth in USA, Latin America and Canada
- Solid demand for grocery products; produce and raw materials strong
- New customer wins underpin growth – over 200 new accounts plus lane expansion in USA (annualised sales >US$50m)
- Customer satisfaction improving
- Customer initiatives support volume - DTPM, ETPM (12 sites), Quality

CHEP Europe – Pallet Volume Growth Increasing

Pallet Volume	Sales	Operating profit	Profit margin
↑ 4%	↑ 11% (2% constant)	↑ 27% (17% constant)	23% (+3pp)

- 4% pallet volume growth – across all platforms
- Strong growth in display pallets – broader opportunity
- Strong sales pipeline for customer wins
  - >1,000 new customer contracts (annualised sales >US$30m)
  - Segments include beverages, food, transporters, DIY
- Transporters pass on white wood exchange costs: €1-2 per exchange
- Improved customer satisfaction
- Customer initiatives – TEM, Managed Recovery (160 Emitters in UK)
- Responsibility Transfer for Ds continues

CHEP Rest of World – Australia, NZ, Africa, China Supporting Growth

Pallet Volume	Sales	Operating profit	Profit margin
↑ 3%	↑ 18% (7% constant)	↑ 13% (3% constant)	29% (-1pp)

- Africa volume strong, China "on the move"
- Solid sales and profit growth
- Solid pallet revenue growth in Australia
- Six year RPC contract with Woolworths - largest ever for region
- New investments for growth
  - China
  - Information systems in Australia and New Zealand
  - India

Recall – Strong Organic Growth

Carton Volume	Sales	Operating profit	Profit margin
↑ 5% (YTD annualised)	↑16% (8% constant)	↑11% (1% constant)	15% (-1pp)

- Winning new customers
  - Banking and insurance verticals (USA and Europe)
  - Bank of America commenced – 1m + cartons by June 2007
- All regions delivered very good sales growth
  - Europe and Asia delivering double-digit sales growth
  - ANZ retaining business in a competitive environment
- North America sales good but profit disappointing
  - Business restructuring and higher costs
  - Focus on cost efficiency and business excellence next 12 months
  - Mikael Norin now President, Recall Americas (ex Recall Europe)
- All other regions delivered strong profit growth

Organic Growth Drives Results In First Half

- Organic growth in all regions of CHEP and Recall
- Organic "Plus"
  - Beverages (USA)
    - Important wins: non-carbonated beverages and major wine producer converted from 'white wood' to CHEP
    - Value chain analysis for existing and potential customers
    - In discussion with other producers (alcoholic and non-alcoholic)
  - Food service (USA)
    - Considerable success, business expected to expand significantly
  - Encouraging developments in other segments in USA
    - Private label, office products, produce

Significant Progress In Core Expansion

- Germany
  - Contracts with two major pan-European grocery manufacturers
  - Encouraging discussions with major retailers
  - Value chain analysis underpins customer prospecting
  - Country manager appointed, sales resources being added
- Central and Eastern Europe
  - Poland: new contracts signed, others in negotiation – especially food and beverage
  - Country manager appointed, sales resources being added
- Central America
  - Produce export to USA

China – Customer Wins Accelerating

- New customer wins including:
  - Tsing Tao Breweries
  - Nestlé Waters – pallets downstream to distributors
  - Asia Pacific Breweries
- Team of 60 in place to drive and support growth
- China growth a major focus over next 12 months
- US$25m investment to date (capex and operating cost)

India – CHEP's Next Major New Country

- Population 1.2 billion
- GDP Growth 9% p.a.
- Key sectors growing rapidly
  - FMCG – 10%+ p.a. to 2015 – US$33 billion market
  - Automotive – 30%+ p.a. to 2015 – 4 million passenger vehicles
- Significant opportunity (US$100 million revenue) next 5 years+


UTTAR PRADESH
MADHYA PRADESH
GUJARAT
MAHARASHTRA
ANDHRA PRADESH
TAMIL NADU
ORISSA
BIHAR
DELHI

Brambles

India – CHEP's Next Major New Country

- Customers highly engaged - CHEP to help drive modern supply chain practices
- Trials with several potential major customers
- Operations to commence in coming months
- Standard timber pallets (1210s) and plastic automotive containers
- Senior team soon to be announced
- Expands presence in key Asian markets

Brambles

Additional Investment For Growth

- Additional investment of up to US$750 million over the next three years (not including acquisitions)
- Expected to generate annualised sales of approximately US$600 million
- Balance required: investment for growth and capital management
  - US$3.5 billion in capital management initiatives since November 2005
  - 326 million shares bought back since November 2005

Investment in Quality and Innovation

- CHEP is the industry leader in innovation, technology
- CHEP USA investing US$100 million over next 2 years
- Service Centre based Plant Quality Representatives – increasing automation needs of customers
- Automated digital pallet inspection equipment
- Launch of Blue Step Pallet
  - better protection for customers' products
  - reduced damage to pallets



- RFID project for 'track and trace' solutions in containers

2008 Interim Results

Liz Doherty
Chief Financial Officer

Brambles

Strong profit and EPS growth

AIFRS	Actual 1H08 US$m	Constant 1H08 US$m	Constant 1H07 US$m	Growth %
Continuing operations				
Sales revenue	2,110.2	1,988.8	1,872.7	6
Comparable operating profit	500.5	472.3	421.2	12
PBT	429.6	401.7	413.1	(3)
PAT	296.7	277.4	270.6	3
EPS (cents)	20.9	19.6	16.7	17
Cash flow from operations	265.7		311.0	
BVA (June 07 rates)	248		207	$41m
ROCI	24%		23%	

Growth % calculated on US$ constant currency basis

Solid sales growth

AIFRS	Actual 1H08 US$m	Constant 1H08 US$m	Constant 1H07 US$m	Growth %
CHEP Americas	**771.9**	757.4	692.8	**9**
CHEP Europe	**741.3**	682.3	669.8	**2**
CHEP RoW	**239.3**	215.7	202.0	**7**
CHEP	**1,752.5**	1,655.4	1,564.6	**6**
Recall	**357.7**	333.4	308.1	**8**
Continuing operations	**2,110.2**	**1,988.8**	**1,872.7**	**6**
Discontinued operations	-	-	252.1	
Total	**2,110.2**	**1,988.8**	**2,124.8**	

Growth % calculated on US$ constant currency basis

Brambles

Comparable operating profit growth

AIFRS	Actual 1H08 US$m	Constant 1H08 US$m	Constant 1H07 US$m	Growth %
CHEP Americas	**225.1**	219.9	190.9	**15**
CHEP Europe	**168.1**	154.8	132.7	**17**
CHEP RoW	**69.9**	63.3	61.6	**3**
CHEP	**463.1**	438.0	385.2	**14**
Recall	**55.4**	50.5	50.0	**1**
Continuing (pre Brambles HQ)	**518.5**	**488.5**	**435.2**	**12**
Unallocated Brambles HQ costs	**(18.0)**	(16.2)	(14.0)	**(16)**
Continuing operations	**500.5**	**472.3**	**421.2**	**12**
Discontinued operations	-	-	40.6	
Total	**500.5**	**472.3**	**461.8**	

Growth % calculated on US$ constant currency basis

Brambles

Americas – very strong performance

CHEP

US$m



39
0
(11)
1
220
191
1H07
Volume, Price & Mix
Transportation Costs
Plant Costs
Other
1H08

All numbers are calculated at constant currency

Europe – continuing improvement

CHEP

US$m



3
155
15
0
133
4
1H07
Volume, Price & Mix
Transportation Costs
Plant Costs
Other
1H08

All numbers are calculated at constant currency

Good sales growth in all regions

recall

AIFRS	Actual 1H08 US$m	Constant 1H08 US$m	1H07 US$m	Growth %
Americas	**162.3**	157.0	146.5	**7**
Europe	**93.3**	85.7	77.3	**11**
RoW	**102.1**	90.7	84.3	**8**
Sales revenue	**357.7**	**333.4**	**308.1**	**8**
Comparable operating profit	**55.4**	50.5	50.0	**1**
Profit margin (%)	**15**	15	16	

Growth % calculated on US$ constant currency basis

Strong cash flow generation

AIFRS	Actual 1H08 US$m	1H07 US$m	Change US$m
Comparable operating profit	**500.5**	421.2	79.3
Depreciation and amortisation	**219.4**	197.2	22.2
EBITDA	**719.9**	618.4	101.5
Capital expenditure	**(451.8)**	(312.4)	(139.4)
Proceeds from disposals	**65.1**	37.8	27.3
Working capital movement	**(75.0)**	(54.2)	(20.8)
Irrecoverable pooling equipment provision	**44.7**	50.5	(5.8)
Provisions / Other	**(37.2)**	(29.1)	(8.1)
Cash flow from continuing operations	**265.7**	311.0	(45.3)
Discontinued operations	**-**	33.1	(33.1)
Special items	**(16.2)**	(90.7)	74.5
Cash flow from operations after special items	**249.5**	253.4	(3.9)
Financing costs and tax	**(146.9)**	(135.6)	(11.3)
Free cash flow	**102.6**	117.8	(15.2)

Capital expenditure to support growth


US$m
500
450
400
350
300
250
200
150
100
50
0
303
312
452
1H06
1H07
1H08
CHEP Americas
CHEP Europe
CHEP RoW
Recall

Europe – capital expenditure

CHEP


US$m
89
56
10
22
17
194
1H07
Pallet quantity
Pallet cost
Non pallet
FX
1H08

Brambles Value Added

AIFRS, June 07 rates	1H08 US$m	1H07 US$m	Growth US$m
CHEP Americas	**137**	114	23
CHEP Europe	**78**	57	21
CHEP ROW	**47**	46	1
CHEP	**262**	217	45
Recall	**(2)**	1	(3)
Continuing (pre Brambles HQ)	**260**	**218**	**42**
Unallocated Brambles HQ costs	**(12)**	(11)	(1)
Total continuing operations	**248**	**207**	**41**

Effective tax rate

AIFRS	Actual 1H08 US$m	Actual 1H07 US$m
PBTA	429.6	413.1
Tax	132.9	142.5
Effective tax rate % of PBTA	**30.9%**	**34.5%**
Adjustment for one-offs	1.9%	-
Underlying effective tax rate	**32.8%**	**34.5%**

Financial ratios

AIFRS, Actual rates	Dec 07	Dec 06	Facilities
Closing Net Debt (US$m)	**2,151.9**	**927.4**	4,013.0
Interest cover (x)			
▪ Comparable operating profit	**7.1**	**57.0**	
▪ EBITDA	**10.2**	**81.4**	x 3.5 (min)
Net Debt / EBITDA (x)	**1.5**	**0.7**	x 3.5 (max)
Gearing (%)	**57.6**	**27.7**	
(Net Debt/Net Debt & Equity)			

Outlook for 2008

- The Outlook remains positive with solid sales and profit growth expected
- CHEP is expected to continue to perform well in sales and profit
- Recall is expected to grow sales, improve profit growth in second half of the year
- Investment to continue in second half and beyond
- Share buy-backs to continue as opportunities arise
- Objective remains to deliver double digit sustainable revenue growth in the medium to long term

Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Brambles

2008 Interim Results

21 February 2008





Contact details

Michael Sharp

Vice President Corporate Affairs

michael.sharp@brambles.com

+61 (2) 9256 5255

+61 (0) 439 470145 (mobile)

Appendix 1a

Glossary of terms & measures

Except where noted, common terms and measures used in this document are based upon the following definitions:

Sales revenue	Excludes revenues of associates and non trading revenue.
Comparable operating profit	Profit before finance costs, tax and special items. Includes PAT of associates.
PBT	Profit before tax and special items. Includes PAT of associates.
PAT	Profit after tax before special items, and minority interests.
EPS	Profit after tax, minority interests and special items, divided by shares in issue.
DPS	Dividends declared in the period divided by shares in issue.
Shares in issue	Based on weighted average shares in issue of 1,417.1m in 1H08; 1,620.7m in 1H07.
Constant currency	Translation of both current period and comparable period results into US dollars at the actual monthly exchange rates applicable for the comparable period.

Appendix 1b

Glossary of terms & measures

Except where noted, common terms and measures used in this document are based upon the following definitions:

Actual rates	Based upon conversion of local currency into US dollars using the average of the difference between buy and sell rates applicable at each month end.
Continuing operations	Refers to CHEP, Recall and Brambles HQ.
Discontinued operations	All businesses which have been or are expected to be divested.
Unallocated Brambles HQ costs	Head office costs which are not allocated back to the divisions. These are excluded from the segmental analyses.
Associates	50% or less equity, minimum 20%.
Special items	Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment.
Unification	Refers to the acquisition by Brambles Limited of all Brambles Industries Limited and Brambles Industries plc shares under separate schemes of arrangement on 4 December 2006.

Appendix 1c

Glossary of terms & measures

Except where noted, common terms and measures used in this document are based upon the following definitions:

Cash flow from operations	Cash flow generated after net capital expenditure and before special items
Free Cash Flow (FCF)	Cash flow generated after net capital expenditure, finance costs and taxation but excluding the net cost of acquisitions and proceeds from business disposals.
BVA	Brambles Value Added, calculated in US$ AIFRS as comparable operating profit – (12% x Average capital invested) at June 2007 exchange rates .
Average capital invested	Calculated as a 12 month average. Capital invested is calculated as net assets before tax balances, cash and borrowings, but after adding back accumulated pre-tax special items (excluding those associated with the restructuring, Unification and divestment program). Semi-annual average capital invested calculated as a 6 month average.
ROCI	Calculated as comparable operating profit divided by average capital invested.
Capital expenditure (capex)	On a cash flow basis. Unless otherwise stated, excludes intangible assets, investments in associates and equity acquisitions and is shown gross of any fixed asset disposals proceeds.

Appendix 2a

USA - Plant operations & transportation trends

Plant cost ratio
(Plant costs / Sales)


35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
1H08

Gross transportation cost ratio
(Transportation costs / Sales)


35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
1H08

Appendix 2b

USA - Asset productivity trends

Control ratio
(Returns + Recoveries / Total Issues)


100%
98%
96%
94%
92%
FY02
FY03
FY04
FY05
FY06
FY07
1H08

New equipment issue ratio
(Pallets purchased / Total issues)


12%
10%
8%
6%
4%
2%
0%
FY02
FY03
FY04
FY05
FY06
FY07
1H08

Appendix 2c

Europe - Plant operations & transportation trends

Plant cost ratio
(Plant costs / Sales)


35%
30%
25%
20%
FY02 FY03 FY04 FY05 FY06 FY07 1H08

Gross transportation cost ratio
(Transportation costs / Sales)


28%
24%
20%
16%
FY02 FY03 FY04 FY05 FY06 FY07 1H08

Major pallet sizes (B1210A and B1208A only)

Appendix 2d

Europe - Asset productivity trends

Control ratio
(Returns + Recoveries / Total Issues)


96%
94%
92%
90%
FY02 FY03 FY04 FY05 FY06 FY07 1H08

New equipment issue ratio
(Pallets purchased / Total issues)


12%
10%
8%
6%
4%
2%
0%
FY02 FY03 FY04 FY05 FY06 FY07 1H08

Major pallet sizes (B1210A and B1208A only)

Appendix 2e

1H08 Currency mix

1H08 Currency mix at Actual FX rates

US$m, AIFRS	Total	USD	EUR	GBP	AUD	Other
Continuing operations sales revenue	**2,110.2**	700.4	545.0	246.5	245.7	372.6
Continuing operations comparable operating profit	**500.5**	171.1	112.0	61.5	48.7	107.2
Net Debt [1]	**2,151.9**	1,550.6	(678.5)	540.9	667.2	71.7

1 Net debt shown after adjustments for impact of financial derivatives

Appendix 2f

Credit facilities and debt profile

At 31 December 2007

US$ billion

Maturity	Type	Facilities	Debt drawn	Headroom
< 12 months	Bank	0.5	0.1	0.4
1 – 2 years	-	-	-	-
2 – 3 years	Bank	2.9	1.7	1.2
3 – 4 years	USPP[1]	0.2	0.2	-
4 – 5 years	Bank	0.2	0.1	0.1
> 5 years	USPP[1]	0.2	0.2	-
	Total	**4.0**	**2.3**	**1.7**

[1] US Private Placement

Section

MAR 03 2008

Washington, DC
101

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

21 February 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Letter to Ordinary Shareholders

In accordance with Listing Rule 3.17, attached is a letter which will be sent today to certain ordinary shareholders who have not lodged tax information with Brambles' share registry.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

ABN 89 118 896 021
Level 40 Gateway I Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

21 February 2008

Brambles

Dear Shareholder

IMPORTANT INFORMATION – URGENT ACTION REQUIRED

With today's announcement of an interim dividend, Brambles Limited ("Brambles") is taking the opportunity to write to certain shareholders who have not lodged tax information with Brambles' share registry, Link Market Services ("Link").

Brambles will be **required to withhold tax at the highest marginal rate (46.5%)** from the unfranked portion of dividends paid to shareholders who have not lodged a Tax File Number ("TFN"), exemption code or Australian Business Number ("ABN") (if a business) with Link.

Shareholders who lodge their TFN, exemption code or ABN ("Tax Information") by the interim dividend payment record date of **Thursday 20 March 2008** will not have withholding tax deducted from their dividends. Please note that shareholders with multiple holdings must lodge Tax Information in relation to each of those holdings.

You are a former shareholder of Brambles Industries Limited ("BIL") who lodged Tax Information with Link prior to December 2006. As a result of the unification of the Brambles dual listed companies structure in December 2006, shareholders in BIL received shares in Brambles for the shares that they had previously held in BIL. Due to privacy legislation, Brambles was not able to transfer shareholders' Tax Information from the BIL register of shareholders to the Brambles register. This means that it was necessary for you to re-lodge your Tax Information with Link, notwithstanding that you had previously provided it. The fact that Tax Information could not be transferred has already been notified to former BIL shareholders in two prior communications.

HOW TO PROVIDE YOUR TAX INFORMATION

There are three options available for providing Tax Information. Either:

- Complete and return the enclosed form in the enclosed reply paid envelope;
- Go onto the Link website www.linkmarketservices.com.au, click on the Investors tab, select BRAMBLES LIMITED from the **Issuer** drop down menu, enter your Securityholder Reference Number ("SRN") or Holder Identification Number ("HIN"), your registered surname or company name, your postcode or country, then click **Validate**. You will then be able to select **Update your Details**, followed by **Update TFN/ABN** and add or adjust your Tax Information, as required; or
- Telephone 1300 883 073 (within Australia) or +61 2 8280 7143 (from outside Australia).

Should you have any further queries, please do not hesitate to contact Link on 1300 883 073.

Yours sincerely

R. Gerrard

Robert Gerrard
Group Company Secretary

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

22 February 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir,

2008 INTERIM DIVIDEND

Reference is made to the 2008 interim dividend of A$0.17 per share, franked to the extent of 10%, announced by Brambles yesterday. The unfranked component of the interim dividend is conduit foreign income. Consequently, no dividend withholding tax is payable on the interim dividend paid to the Company's non-resident shareholders.

Yours faithfully

Robert Gerrard
Company Secretary

{RNG 00031405}

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

25 February 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00031413}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	10,501,869	1,438,219
		LSE	216,652	0
		Total	**10,718,521**	**1,438,219**
4	Total consideration paid or payable for the shares	ASX	$124,449,358	$13,854,364
		LSE	£1,129,735	£0

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$9.74	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$11.36	£4.9725	lowest price paid:	$9.52	na
	date:	19-Dec-07	14-Dec-07			
				highest price allowed under rule 7.33:	$10.28	

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	129,747,176

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 25/2/08
Company secretary

Print name: Robert Gerrard

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

25 February 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 4,000 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,000 @ $4.74 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 February 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,414,666,860	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,426,407	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 February 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

{OWB 00012195}

+ See chapter 19 for defined terms.

Mail Processing
Section

MAR 03 2008

Washington, DC
101

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

26 February 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00031431}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	11,940,088	874,379
		LSE	216,652	0
		Total	**12,156,740**	**874,379**
4	Total consideration paid or payable for the shares	ASX	$138,303,722	$8,579,319
		LSE	£1,129,735	£0

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$9.96	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$9.52	£4.9725	lowest price paid:	$9.65	na
	date:	22-Feb-08	14-Dec-07			
				highest price allowed under rule 7.33:	$10.22	

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	128,872,797

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 26/2/08
Company secretary

Print name: Robert Gerrard

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

26 February 2008

The Manager-Listings
ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

GRANT OF PERFORMANCE SHARE RIGHTS

Under the Brambles Limited 2006 Performance Share Plan, and in accordance with Shareholder approval obtained on 16 November 2007, awards have been granted to Ms E Doherty as at 26 February 2008 with respect to 28,406 BXB shares. In accordance with the Rules of the Plan, no consideration is payable for the exercise of awards made under the 2006 Performance Share Plan .

Awards are in the form of Share Rights, and will lapse if not exercised in accordance with their terms on or before 2nd December 2013.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

{SLM 00031438}

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

27 February 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00031449}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	12,814,467	360,059
		LSE	216,652	0
		Total	**13,031,119**	**360,059**
4	Total consideration paid or payable for the shares	ASX	$146,883,041	$3,606,531
		LSE	£1,129,735	£0

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$10.06	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$9.52	£4.9725	lowest price paid:	$9.98	na
	date:	22-Feb-08	14-Dec-07			
				highest price allowed under rule 7.33:	$10.21	

Participation by directors

6 Deleted 30.9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	128,512,738

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 27/2/08
Company secretary

Print name: Robert Gerrard

+ See chapter 19 for defined terms.

SEC
Mail Processing
Section

MAR 03 2008

Washington, DC
101

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

29 February 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	13,174,526	276,695
		LSE	216,652	0
		Total	**13,391,178**	**276,695**
4	Total consideration paid or payable for the shares	ASX	$150,489,572	$2,888,834
		LSE	£1,129,735	£0

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$10.50	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$9.52	£4.9725	lowest price paid:	$10.37	na
	date:	22-Feb-08	14-Dec-07			
				highest price allowed under rule 7.33:	$10.53	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	128,236,043

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29/2/08
Company secretary

Print name: Robert Gerrard

Regulatory Announcement

Company	Brambles Limited
TIDM	BXB
Headline	Holding(s) in Company
Released	07:05 29-Jan-08
Number	7315M

RNS Number:7315M
Brambles Limited
29 January 2008

Brambles Limited
Company Number: 118 896 021

Commonwealth Bank of Australia has advised the Australian Securities Exchange that its shareholding in Brambles Limited has increased from 7.47% (105,731,782 shares) to 8.52% (120,538,721 shares) with effect from 7 January 2008.

Craig van der Laan de Vries
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Holding(s) in Company
Released	07:00 12-Feb-08
Number	7902N

RNS Number:7902N
Brambles Limited
12 February 2008

Brambles Limited
Company Number: 118 896 021

Commonwealth Bank of Australia has advised the Australian Securities Exchange that its shareholding in Brambles Limited has increased from 8.52% (120,538,721 shares) to 9.62% (136,047,873 shares) with effect from 6 February 2008.

Robert Gerrard
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Interim Results
Released	07:00 21-Feb-08
Number	4480O

RNS Number:4480O
Brambles Limited
21 February 2008

Brambles Limited - Results for announcement to the market 21 February 2008

Brambles delivers 19% growth in operating profit
and 25% increase in earnings per share

Highlights for continuing operations:

- Sales up 13% to US$2.1 billion
- Comparable operating profit up 19% to US$501 million
- Earnings per share up 25% to 20.9 US cents*
- Cash flow from operations of US$266 million
- Interim dividend of 17.0 Australian cents, an effective increase of 26%
- Brambles Value Added up US$41 million to US$248 million

Six months ended 31 December	2007 US$m	2006 US$m	% change (actual fx rates)	% change (constant currency)
Results before special items Continuing operations:				
Sales revenue	2,110.2	1,872.7	13	6
Comparable operating profit	500.5	421.2	19	12
Profit after tax	296.7	270.6	10	3
Basic EPS (US cents)	20.9	16.7	25	17
Profit after tax - discontinued operations	-	27.7		
Profit for the period	296.7	298.3	(1)	(7)
Statutory results (after special items) Continuing operations:				
Sales revenue	2,110.2	1,872.7	13	
Operating profit	490.7	321.1	53	

Profit after tax	291.9	159.8	83	
Profit after tax - discontinued operations	1.8	822.8		
Profit attributable to members of the parent entity	293.7	982.6	(70)	
Basic EPS (US cents)	20.7	60.6	(66)	
Interim dividend** (Australian cents)	17.0	**		
Cash flow from continuing operations	265.7	311.0		
Net debt	2,151.9	927.4		

* Before special items.

** A special dividend was paid to shareholders in October 2006 which included 13.5 Australian cents in lieu of the 2007 interim dividend. The 2008 interim dividend is 10% franked and its record date is 20 March 2008.

Brambles reports 19% increase in comparable operating profit led by strong performance in CHEP

Overview of Results

Strong growth in operating profit and solid sales growth

Brambles today reported a 19% increase in comparable operating profit (12% in constant currency) to US$500.5 million for the six months ended 31 December 2007. Sales rose by 13% (6% in constant currency) to US$2,110.2 million.

The Chief Executive Officer of Brambles, Mike Ihlein, said: "Brambles has delivered another period of strong growth in operating profit. This improvement was led by CHEP, which performed well in all regions, in both sales and profit.

"Overall, CHEP sales were US$1,752.5 million, an increase of 12% (6% in constant currency) and comparable operating profit was US$463.1 million, up by 20% (14% in constant currency)," Mr Ihlein said.

"CHEP Americas delivered a very strong result, with sales rising by 11% (9% in constant currency) and comparable operating profit increasing by 18% (15% in constant currency). In the USA, there was solid demand in the six month period for grocery products, the main business of CHEP's core customers.

"Not only did we continue to grow with our existing customers in the USA, we also won - and are continuing to win - many new customers."

Mr Ihlein said the improved performance of CHEP Europe was encouraging, with pallet issue volumes up by 4% and comparable operating profit increasing by 27% (17% in constant currency). The reported sales growth of 11% (2% in constant currency) reflects the adverse impact of the previously disclosed decision to withdraw from a significant but unprofitable reusable plastic container contract last year.

"During the past six months, the CHEP Europe team signed over 1,000 new customer contracts and this contributed to the improved growth in pallet issue volumes," Mr Ihlein said.

CHEP Rest of World sales rose by 18% (7% in constant currency), with comparable

operating profit up 13% (3% in constant currency). Excluding the impact of investment for growth (start-up costs in China and India, as well as new information systems in Australia and New Zealand), profit increased by 9% in constant currency.

Recall increased sales by 16% (8% in constant currency) to US$357.7 million, with good sales growth in all regions. All Recall regions delivered strong improvements in profitability other than North America which was impacted by business restructuring and higher costs, specifically temporary labour, occupancy and fuel. Overall, comparable operating profit was up 11% (1% in constant currency) to US$55.4 million.

Brambles Value Added was up US$41 million to US$248 million, reflecting a steady return on capital invested of 24% and a continued focus on creating value for shareholders.

The continued solid growth in operating profits and effective capital management resulted in a strong 25% increase in earnings per share to 20.9 US cents.

The Board declared an interim dividend of 17.0 Australian cents, an effective increase of 26% (in Australian dollars).

Investment for Growth

Significant investment to drive double digit sales growth in the medium to long term

Investment of up to US$750 million

Mr Ihlein said he was pleased with the sales growth performance over the past six months. He said Brambles would make additional investments of up to US$750 million over the next three years, not including acquisitions, to drive further sales growth.

"These investments will be supported by our continuing solid cash flow, strong balance sheet and substantial undrawn committed facilities," Mr Ihlein said.

"Brambles has extensive organic growth prospects in most of our key markets as well as a number of geographic expansion opportunities.

"Our planned investment of up to an additional US$750 million includes the beverages and food service sectors in the USA, expansion of our business in Germany, Central and Eastern Europe and China and the establishment of a CHEP presence in India. It is anticipated that, once fully realised, these investments will generate annualised sales of approximately US$600 million.

"We will not capture them all overnight, but we are well positioned to achieve our objective of delivering sustainable, double digit revenue growth over the medium to long term.

"There are very significant ways for CHEP to grow profitably and sustainably in these markets and in other, currently untapped, areas. The new operating structure and leadership team and the commitment to provide our people with systems and resources will support the drive for accelerated profitable growth that is already underway."

USA

"Our pursuit of accelerated growth is already bearing fruit," Mr Ihlein said. "We have recently won significant new business in the USA non-carbonated beverage sector, with a major manufacturer converting from 'white wood' to CHEP.

"This is very encouraging and we are keen to develop our relationships with other beverage producers in the USA, across both the alcoholic and non-alcoholic

"We have also had considerable success pursuing opportunities in the food service sector and this business is expected to expand significantly over the next 12 months."

Germany and Central and Eastern Europe

"In Germany, we are making inroads into a market that has been dominated by the existing co-operative exchange pool by successfully communicating the value and benefits of the CHEP model to potential new customers," Mr Ihlein said.

"CHEP already has a very successful business in Germany in display pallets, and we are expanding this opportunity to other European markets where progress is already very encouraging. The existing customer relationships for display pallets provide an important base from which to expand to other pallet sizes.

"We have won business in the important B1208A platform with two significant pan-European grocery manufacturers and we are confident that we shall soon win other major customers as we demonstrate the true supply chain cost of continuing to use 'white wood'. We also recently appointed a country manager for Germany, a newly created position, and further recruitment is underway to support our expansion.

"We have signed contracts with a number of customers in Poland, including in the beverages sector, and further expansion in this country will be supported by the recent appointment of a country manager and the recruitment of additional sales resources."

Asia-Pacific

CHEP continued to develop its new business in China during the six month period, signing contracts with a number of new customers including Tsing Tao Breweries, Nestle Waters and Asia Pacific Breweries. Opportunities in other new Asian markets are also being pursued aggressively.

"I am pleased to announce today that CHEP will soon commence operating in India, a country that is experiencing rapid growth in both the fast moving consumer goods and automotive sectors," Mr Ihlein said.

"India is a significant long-term opportunity for CHEP and we are very encouraged by the level of interest we have received from companies that already have major relationships with CHEP in other countries. The business will be based in Mumbai and we will shortly be announcing our senior team in India.

"There are significant opportunities in other Asia-Pacific countries and growth in this region will be an important focus for Brambles."

Investment in Quality Initiatives and Innovation

Maintaining a culture of continuous improvement and innovation to support growth

"At Brambles, all things begin with the customer," Mr Ihlein said. "Our customers are dynamic - their requirements change and we need to be flexible.

"Over the next two years, CHEP will invest over US$100 million in a range of operational and capital initiatives focused on both quality improvement and innovation that will confirm our leadership in continuous improvement and cutting edge technology.

"These investments highlight our commitment to meeting the constantly evolving requirements of our existing and prospective customers.

"CHEP USA, for example, is responding to the need from customers for increased

levels of automated production and distribution by establishing a team of plant quality representatives located at each service centre that inspects, repairs and re-issues pallets to our customers.

"This is the next step in the quality improvement focus that CHEP USA commenced three years ago with the introduction of Six Sigma and continuous improvement. These methodologies have already been applied successfully to on-time performance and improved customer service. CHEP USA will now apply the same principles to meet the increasing quality requirements of our customers.

"We are also accelerating the implementation of automated digital pallet inspection equipment and expanding our radio frequency identification project for 'track and trace' solutions in containers.

"Later this year, CHEP will launch its Blue Step Pallet, which provides better protection for our customers' products at the same time as reducing damage to our pallets.

"Our ongoing investment in technology and innovation, in consultation with our customers, continues to make an important contribution to our growth."

Capital Management

A balance of investment for growth and capital management

Capital expenditure was US$139.4 million higher than in the prior corresponding period, with currency movements contributing US$27.0 million of the increase.

"We have continued to invest in our business, buying new pallets to support CHEP's growth, with new customers and in new markets, and expanding further our Perfect Plant, Total Pallet Management and Managed Recovery initiatives," Mr Ihlein said.

Cash flow from operations was strong at $US265.7 million. This was US$45.3 million lower than the prior corresponding period due to the increase in capital expenditure and a non-recurring increase in CHEP Europe's working capital as a result of reducing creditors' days to a more sustainable level.

Since the announcement of Unification in November 2005, Brambles has utilised US$3.5 billion in various capital management initiatives, including share buy-backs. This includes the buy-back of 10.7 million shares at a cost of US$111.1 million since November 2007, following approval by shareholders at the 2007 Annual General Meeting. The total number of shares bought back since November 2005 is 326 million.

Outlook

The outlook for Brambles remains positive and the company expects to deliver solid sales and profit growth in 2008

Brambles has performed well in the first half of the 2008 financial year, in a generally weaker global retail environment. The outlook for Brambles remains positive and the company expects to deliver solid sales and profit growth in 2008. Cash flow from operations will be strong, although lower than last year due to our continued investment in new growth opportunities.

CHEP Americas is expected to continue to deliver solid sales growth, underpinned by new customer wins. Profit growth is expected to remain strong, although the investment in Quality Initiatives will result in a lower rate of growth in the second half of the year.

Given the improved sales pipeline, CHEP Europe is expected to deliver higher pallet volume growth for the full year. Sales revenue comparisons with the prior year will remain impacted by the decision to withdraw from an unprofitable RPC

contract in 2007. Higher sales and operational efficiencies are expected to benefit profit for the full year, although profit growth in the second half will be impacted by the non-recurrence of the US$13 million profit on sale of the Madrid property disclosed last year.

CHEP Rest of World is expected to continue to deliver a solid rate of growth in both sales and underlying profit. As we continue to invest for profitable growth in this region, reported profit will, however, reflect the impact of continued start-up costs in China and now India, as well as our investment in new information systems in Australia and New Zealand.

Overall, CHEP is expected to continue to perform well. Good progress is being made on new growth opportunities that place the company in an excellent position to accelerate profitable growth in the medium to long term.

Recall is expected to grow sales in the second half, albeit at a lower rate than in the first half reflecting the very strong sales growth rate that was achieved in Recall North America in the second half of last year. Profit growth in Recall is expected to improve in the second half due to the impact of the business restructuring initiatives undertaken in North America, including a strong cost focus.

Brambles will invest in further growth initiatives. In addition, the Company will continue to buy back shares as appropriate opportunities arise. This is intended to deliver an appropriate balance of investment for growth and capital management that will achieve the best returns for shareholders.

Whilst the current uncertainty in the global economy has the potential to affect consumer sentiment, Brambles is well positioned. This is due to the strength of the CHEP business model, its high quality customer base and the expectation that solid demand for grocery products will continue.

Our objective remains to deliver double digit sustainable revenue growth in the medium to long term.

For further information please contact:

Michael Sharp, Vice President, Corporate Affairs +61 2 92565255/ +61 439470145 (mobile)

Brambles is globally headquartered in Australia

A briefing on these results will held in Sydney at 10.00am on 21 February 2008. The briefing will be webcast on the Brambles website, www.brambles.com

Copies of the 2008 interim results have been forwarded to the Financial Services Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility. For further details, please refer to www.fsa.gov.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Presentation to Analysts
Released	07:00 21-Feb-08
Number	4416O

RNS Number:4416O
Brambles Limited
21 February 2008

Brambles Limited

Company Number: 118 896 021

21 February 2008

BRAMBLES - PRESENTATION TO ANALYSTS

A copy of the slides presented by Brambles' Chief Executive Officer, Mr Michael Ihlein, and Chief Financial Officer, Ms Liz Doherty, at an analyst presentation held in Sydney earlier today is available on the Brambles' website at www.brambles.com.

The presentation was also webcast and this is also available on the Brambles website.

Robert Gerrard
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Australian Securities & Investments Commission

Express Post

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Corporate key
53021322

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT GERRARD

Capacity
☐ Director
☒ Company secretary

Signature
R. Gerrard

Date signed
15/02/08
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	REFER TO ANNEXURE MARKED 'A'		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 2 / 0 1 / 0 8

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Robert Gerrard
Secretary

Date: 15/02/2008

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	12,317	0.00	0.00
ORD	141,362	0.00	0.00
ORD	71,213	3.91	0.00
ORD	71,213	4.75	0.00
ORD	53,189	5.30	0.00
ORD	53,189	7.08	0.00
ORD	3,846	8.20	0.00
ORD	1,500	6.09	0.00
ORD	46,180	0.00	0.00
ORD	1,282	8.20	0.00
ORD	2,972	0.00	0.00
ORD	432	4.74	0.00
ORD	2,904	6.09	0.00
ORD	3,846	8.20	0.00

Australian Securities & Investments Commission

OFFICE USE ONLY: 1F
BN 1550 585

Form 484

Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
BRAMBLES LIMITED

ACN/ABN *
89 118 896 021

Corporate key *
53021322

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
BRAMBLES INDUSTRIES LIMITED

Contact name/position description
CAROLINE WEBB, ASSISTANT COMPANY SECRETARY

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal or DX address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
3

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
ROBERT NIES GERRARD

Capacity *
☐ Director
☑ Company secretary

Signature
R. Gerrard

Date signed
{current date/time} 28/02/2008 (dd/mm/yyyy)

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or proprietary company members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☐ **Issue of shares**				
C ☐ **Cancellation of shares**				
C ☐ **Transfer of shares**				
C ☑ **Changes to amounts paid** ☐ Proprietary company ☑ Public company ☑ if in response to the Annual company statement ☐ if not in response to the Annual company statement				

C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		1414197415	17786656971	0

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

04/12/2006 (dd/mm/yyyy)

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☑ Yes

☐ No

END